CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum aggregate offering price	Amount of registration fee
4.40% Senior Notes due 2021	$600,000,000	$60,420(1)
5.95% Senior Notes due 2025	$400,000,000	$40,280(1)

(1)	The filing fee, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from Registration Statement File No. 333-206301 by means of this prospectus supplement.

Filed Pursuant to Rule 424(B)(5)
Registration No. 333-206301
333-206301-01

Prospectus Supplement

(To prospectus dated August 11, 2015)

$1,000,000,000

Sunoco Logistics Partners Operations L.P.

$600,000,000 4.40% Senior Notes due 2021

$400,000,000 5.95% Senior Notes due 2025

Guaranteed By

Sunoco Logistics Partners L.P.

This is an offering by Sunoco Logistics Partners Operations L.P. of $600,000,000 of 4.40% Senior Notes due 2021 (the “2021 notes”) and $400,000,000 of 5.95% Senior Notes due 2025 (the “2025 notes” and, together with the 2021 notes, the “notes”). Interest is payable on the 2021 notes on April 1 and October 1 of each year beginning April 1, 2016, and interest is payable on the 2025 notes on June 1 and December 1 of each year beginning June 1, 2016. Interest on the notes will accrue from November 17, 2015. The 2021 notes will mature on April 1, 2021, and the 2025 notes will mature on December 1, 2025.

We may redeem all or part of the notes of either series at any time or from time to time at the applicable redemption prices described in this prospectus supplement under the caption “Description of the Notes—Optional Redemption.” The notes will not be entitled to the benefit of any sinking fund payment.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to any future subordinated debt that we may incur. The notes will be fully and unconditionally guaranteed by our parent, Sunoco Logistics Partners L.P., on a senior unsecured basis so long as it guarantees any of our other long-term debt. The guarantee will rank equally in right of payment with all of the existing and future senior debt of the guarantor.

Investing in the notes involves risks. Please read “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per 2021 note	Total	Per 2025 note	Total
Public offering price(1)	99.905%	$599,430,000	99.735%	$398,940,000
Underwriting discount	0.600%	$3,600,000	0.650%	$2,600,000
Proceeds to Sunoco Logistics Partners Operations L.P. (before expenses)(1)	99.305%	$595,830,000	99.085%	$396,340,000

(1)	Plus accrued interest from November 17, 2015 if delivery occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes offered hereby will be made to investors in registered book-entry form only through the facilities of The Depository Trust Company on or about November 17, 2015.

Joint Book-Running Managers

US Bancorp	MUFG		Mizuho Securities

BBVA	PNC Capital Markets LLC	SunTrust Robinson Humphrey	TD Securities

BNP PARIBAS	DNB Markets	Scotiabank	SMBC Nikko

Co-Managers
Comerica Securities			RBS

Prospectus supplement dated November 12, 2015.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of notes. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the notes offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus relating to this offering. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement, the accompanying prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Forward-Looking Statements	S-ii
Summary	S-1
Risk Factors	S-8

About This Prospectus	1
Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P.	2
Where You Can Find More Information	3
Incorporation by Reference	4
Risk Factors	6
Forward-Looking Statements	7
Use of Proceeds	9

S-i

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, included or incorporated by reference into this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference constitute “forward-looking” statements. These forward-looking statements discuss our goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, our management. Words such as “may,” “anticipates,” “believes,” “expects,” “estimates,” “planned,” “intends,” “projects,” “scheduled” or similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions, any or all of which may ultimately prove to be inaccurate. These statements are also subject to numerous assumptions, uncertainties and risks that may cause future results to be materially different from the results projected, forecasted, estimated or budgeted, including, but not limited to, the following:

•	Our ability to successfully consummate announced acquisitions or expansions and integrate them into our existing business operations;

•	Delays related to construction of, or work on, new or existing facilities and the issuance of applicable permits;

•	Changes in the supply of, or demand for crude oil, refined products and natural gas liquids (“NGLs”) that impact demand for our pipeline, terminalling and storage services;

•	Changes in the short-term and long-term demand for crude oil, refined products and NGLs we buy and sell;

•	An increase in the competition encountered by our terminals, pipelines and acquisition and marketing operations;

•	Changes in the financial condition or operating results of joint ventures or other holdings in which we have an equity ownership interest;

•	Changes in the general economic conditions in the United States;

•	Changes in laws and regulations to which we are subject, including federal, state and local tax, safety, environmental and employment laws;

•	Changes in regulations governing the composition of the products that we transport, terminal and store;

•	Improvements in energy efficiency and development of technology resulting in reduced demand for refined petroleum products;

•	Our ability to manage growth and/or control costs;

•	The effect of changes in accounting principles and tax laws, and interpretations of both;

•	Global and domestic economic repercussions, including disruptions in the crude oil, refined petroleum products and NGL markets, from terrorist activities, international hostilities and other events, and the government’s response thereto;

S-ii

•	Changes in the level of operating expenses and hazards related to operating our facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	The occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	The age of, and changes in the reliability and efficiency of our operating facilities;

•	Changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	Changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	Risks related to labor relations and workplace safety;

•	Non-performance by or disputes with major customers, suppliers or other business partners;

•	Changes in our tariff rates implemented by federal and/or state government regulators;

•	The amount of our debt, which could make us vulnerable to adverse general economic and industry conditions, limit our ability to borrow additional funds, place us at competitive disadvantages compared to competitors that have less debt, or have other adverse consequences;

•	Restrictive covenants in our credit agreements;

•	Changes in our or our general partner’s credit ratings, as assigned by ratings agencies;

•	The condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	Performance of financial institutions impacting our liquidity, including those supporting our credit facilities;

•	The effectiveness of our risk management activities, including the use of derivative financial instruments to hedge commodity risks;

•	Changes in interest rates on our outstanding debt, which could increase the costs of borrowing; and

•	The costs and effects of legal and administrative claims and proceedings against us or any entity in which we have an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which we have an ownership interest, are a party.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

S-iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. Please read “Risk Factors” beginning on page S-8 of this prospectus supplement and page 6 of the accompanying prospectus for more information about important risks that you should consider before investing in the notes.

As used in this prospectus supplement, unless the context otherwise indicates, the terms “we,” “us,” “our” and similar terms mean Sunoco Logistics Partners Operations L.P., together with our operating subsidiaries. References to the “master partnership,” “our parent,” the “guarantor,” or “Sunoco Logistics Partners” refer to Sunoco Logistics Partners L.P. References to “ETP” mean Energy Transfer Partners, L.P., which owns and controls the general partner of the master partnership. Except where the context otherwise requires, references to, and descriptions of, our assets, operations and financial results include the assets, operations and financial results of the master partnership and its subsidiaries and predecessors.

Sunoco Logistics Partners Operations L.P.

We are a Delaware limited partnership that owns and operates a logistics business, consisting of crude oil, refined products and NGL pipelines, terminalling and storage assets, and crude oil, refined products and NGL acquisition and marketing assets. We conduct our business activities in 35 states located throughout the United States. Sunoco Logistics Partners conducts substantially all of its business through us. We are the borrower under the master partnership’s $2.50 billion revolving credit facility, and we are the issuer of the master partnership’s publicly traded notes, all of which are guaranteed by Sunoco Logistics Partners. Our financial results do not differ materially from those of Sunoco Logistics Partners. The number and dollar amount of reconciling items between our consolidated financial statements and those of Sunoco Logistics Partners are insignificant. All financial results presented or incorporated by reference in this prospectus supplement and the accompanying prospectus are those of Sunoco Logistics Partners.

We manage our operations through four operating segments:

•	Our Crude Oil Pipelines segment consists of crude oil trunk and gathering pipelines in the southwest and midwest United States, principally in Oklahoma and Texas. The segment contains approximately 5,600 miles of crude oil trunk pipelines for high-volume, long-distance transportation, and approximately 500 miles of crude oil gathering lines that supply the trunk pipelines. The segment includes West Texas Gulf Pipe Line Company, a wholly-owned subsidiary, a controlling financial interest in Mid-Valley Pipeline Company, and an equity interest in each of SunVit Pipeline LLC, Bayou Bridge Pipeline, LLC, and Bakken Holdings Company LLC.

•	Our Crude Oil Acquisition and Marketing segment reflects the sale of gathered and bulk purchased crude oil. Our operations in this segment include gathering, purchasing, marketing and selling crude oil, principally in the mid-continent United States. The segment utilizes our proprietary fleet of approximately 375 crude oil transport trucks and approximately 140 crude oil truck unloading facilities, as well as third-party assets.

•

Our Terminal Facilities segment consists of crude oil, refined products and NGL terminals, as well as a refined products and NGL acquisition and marketing business. The segment operates with an aggregate storage capacity of approximately 48 million barrels, including the 25 million barrel Nederland, Texas crude oil and NGL terminal; the 7 million barrel Eagle Point, New Jersey refined products and crude oil terminal; the 3 million barrel Marcus Hook, Pennsylvania refined products and NGL facility (the “Marcus Hook Industrial Complex”); approximately 40 active refined products marketing terminals located in the northeast, midwest and southwest United States; and refinery terminals located in the northeast United States.

•	Our Products Pipelines segment consists of approximately 2,500 miles of refined products and NGL pipelines, and an equity interest in each of four products pipelines in several regions of the United States. The pipelines primarily transport refined products and NGLs in the northeast, midwest and southwest United States to markets in these areas, as well as Ontario, Canada. These operations include our controlling financial interest in Inland Corporation, which owns approximately 350 miles of products pipeline.

Revenues are generated by charging tariffs for transporting crude oil, refined products and NGLs through our pipelines as well as by charging fees for various services at our terminal facilities. Revenues are also generated by acquiring and marketing crude oil, refined products and NGLs. Generally, our commodity purchases are entered into in contemplation of or simultaneously with corresponding sale transactions involving physical deliveries, which enables us to secure a profit on the transaction at the time of purchase. We also seek to maintain a position that is substantially balanced within our various commodity purchase and sales activities. We may experience net unbalanced positions for short periods of time as a result of production, transportation and delivery variances, as well as logistical issues associated with inclement weather conditions. When unscheduled physical inventory builds or draws do occur, they are monitored and managed to a balanced position over a reasonable period of time. We do not use futures or other derivative instruments to speculate on crude oil, refined products or NGL prices, as these activities could expose us to significant losses. We do use derivative contracts as economic hedges against price changes related to our forecasted refined products and NGL purchase and sales activities. These derivatives are intended to have equal and opposite effects of the purchase and sales activities.

Our Business Strategies

Our primary business strategies focus on:

•	generating stable cash flows;

•	increasing our pipeline and terminal throughput;

•	utilizing our acquisition and marketing assets to maximize value;

•	pursuing economically accretive organic growth opportunities; and

•	improving our operating efficiencies.

Our Competitive Strengths

We believe that we are well-positioned to execute our business strategies successfully because of the following competitive strengths:

•

We have a complementary portfolio of geographically and operationally diverse pipelines and terminal facilities that are strategically located in areas with high demand. Our assets include refined products and NGL pipelines and terminals in the northeastern, midwestern and southwestern United States, a crude oil and NGL terminal on the Texas Gulf Coast, crude oil pipelines in the southwestern and midwestern United States, and a crude oil pipeline that originates in Longview, Texas and passes through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky and Ohio and terminates in Samaria, Michigan. We also own equity interests in four refined product pipelines located in the central and western regions of the United States. This geographic and asset diversity provides us with a base of stable cash flows.

•	Our pipelines and terminal facilities are efficient and well-maintained. In recent years, we have made significant investments to upgrade our asset base. All of our refined product, crude oil trunk and NGL pipelines and terminal facilities are automated to provide continuous, real-time, operational data. We continually undertake internal inspection programs and other procedures to monitor the integrity of our pipelines.

•	Our integrated operations provide the energy industry with an efficient and cost-effective means to move crude oil and NGLs from production areas to the wholesale marketplace. We provide diversified services for end users and consumers of crude oil, including the purchase and sale of crude oil gathered from the wellhead, transportation to refineries via truck, pipeline, rail and marine vessel, as well as storage at our terminals. Our pipeline systems also transport refined products from refineries to various terminals for distribution to the wholesale refined products markets.

Expansion Capital Plan

During 2015, we expect to invest approximately $2.5 billion in expansion capital expenditures related to organic growth, excluding acquisitions. This includes spending to capture more value from existing assets such as the Marcus Hook Industrial Complex, our crude pipelines, our bulk marine terminals and our patented blending technology. Expansion capital expenditures in 2015 will also include continued progress on our previously announced growth projects:

•	Mariner East 1 and Mariner East 2. Mariner East 1 is a pipeline project to deliver NGLs from the Marcellus Shale areas in Western Pennsylvania to Marcus Hook, Pennsylvania, which commenced propane operations in the fourth quarter 2014 and is expected to commence ethane operations in the fourth quarter 2015. Mariner East 2 is the second phase of the project, which will expand the initial takeaway capacity to 345,000 barrels per day. In addition to delivering NGLs from the Marcellus and Utica shale areas of Western Pennsylvania, Mariner East 2 will also deliver NGLs from the shale areas in West Virginia and Eastern Ohio. Mariner East 1 and Mariner East 2 will deliver NGLs to our Marcus Hook Industrial Complex on the Delaware River in Pennsylvania, where it will be processed, stored and distributed to various local, domestic and waterborne markets. Mariner East 2 is expected to commence operations by the end of 2016.

•	Permian Express 2. The Permian Express 2 pipeline project provides for the transport of crude oil from the Permian Basin, with origins in multiple locations in West Texas: Midland, Garden City and Colorado City. With an initial capacity of approximately 200,000 barrels per day, Permian Express 2 began to deliver to multiple refiners and markets in July 2015.

•	Permian Longview and Louisiana Extension. This project will enable us to provide takeaway capacity for approximately 100,000 additional barrels per day out of the basin at Midland, Texas to be transported to the Longview, Texas area as well as destinations in Louisiana utilizing a combination of our proprietary crude oil system as well as third party pipelines. The project is expected to commence operations in mid-2016.

•	Delaware Basin Extension. The Delaware Basin Extension project will provide shippers with new takeaway capacity from the rapidly growing Delaware Basin area in New Mexico and West Texas to

Midland, Texas. The project is anticipated to have initial capacity to transport approximately 100,000 barrels per day. The pipeline is expected to be operational in mid-2016.

•	Allegheny Access. The Allegheny Access project provides transport of refined products from the Midwest to markets in Eastern Ohio and Western Pennsylvania. The pipeline commenced operations during the first quarter 2015.

•	Bayou Bridge. The Bayou Bridge pipeline project consists of newly constructed pipeline that will deliver crude oil from Nederland, Texas to Lake Charles, Louisiana. The Bayou Bridge pipeline is a joint project with ETP and Phillips 66, and we will be the operator of the pipeline. Commercial operations are expected to begin in the first quarter 2016.

•	Bakken Pipeline. The Bakken pipeline project consists of existing and newly constructed pipelines that are expected to provide aggregate takeaway capacity of approximately 450,000 barrels per day of crude oil from the Bakken/Three Forks production area in North Dakota to key refinery and terminalling hubs in the Midwest and Gulf Coast, including our Nederland terminal. The ultimate takeaway capacity target for the project is 570,000 barrels per day. The Bakken pipeline is a joint project with ETP and Phillips 66, and we expect to reach agreement to become the operator of the pipeline system.

During 2016, we expect to invest approximately $2.5 billion in expansion capital expenditures related to organic growth, excluding acquisitions. The expansion capital expenditure estimate includes spending on previously announced growth projects, excluding acquisitions, and to capture more value from existing assets.

Our Ownership, Structure and Management

We are the operating subsidiary of the master partnership. We and our subsidiaries conduct the master partnership’s operations and own its operating assets.

Our principal executive offices are located at 3807 West Chester Pike, Newtown Square, Pennsylvania 19073, and our phone number is (866) 248-4344.

The following chart depicts the ownership of us, our subsidiaries and the master partnership as of November 11, 2015.

Percentage Interest
Ownership of Sunoco Logistics Partners Operations L.P.
Sunoco Logistics Partners GP LLC General Partner Interest	0.01%
Sunoco Logistics Partners L.P. Limited Partner Interest	99.99%

Total	100.0%

Ownership of Sunoco Logistics Partners L.P.
Public Common Units	70.5%
ETP Common Units	24.5%
Class B Units	3.4%
Sunoco Partners LLC General Partner Interest	1.6%

Total	100.0%

Energy Transfer Partners, L.P.
(NYSE: ETP)
67,061,274 common units
9,416 ,196 Class B Units
99.9% membership interest(1)
27.9% limited partner interest
Sunoco Partners LLC
(general partner of the master partnership)
Public Unitholders
193,382,140 common units
1.6% general partner interest
70.5% limited partner interest
Sunoco Logistics Partners L.P.
(NYSE: SXL)
(the master partnership)
(Guarantor)
100% ownership interest
Sunoco Logistics Partners Operations L.P.
(Issuer)
6.125% senior notes due 2016
5.50% senior notes due 2020
4.65% senior notes due 2022
3.45% senior notes due 2023
4.25% senior notes due 2024
6.85% senior notes due 2040
6.10% senior notes due 2042
4.95% senior notes due 2043
5.30% senior notes due 2044
5.35% senior notes due 2045
100% direct & indirect ownership interest
Operating Subsidiaries

(1)	A wholly-owned subsidiary of Energy Transfer Equity, L.P. (NYSE: ETE), the ultimate parent of ETP, owns the remaining 0.1% membership interest.

THE OFFERING

Issuer	Sunoco Logistics Partners Operations L.P.

Securities	$600,000,000 of 4.40% Senior Notes due 2021.

$400,000,000 of 5.95% Senior Notes due 2025.

Maturity Dates	April 1, 2021 for the 2021 notes.

December 1, 2025 for the 2025 notes.

Interest Payment Dates	We will pay interest on the 2021 notes semi-annually in arrears each April 1 and October 1, beginning April 1, 2016 and on the 2025 notes semi-annually in arrears each June 1 and December 1, beginning June 1, 2016.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes or to repurchase the notes at the option of the holders.

Optional Redemption	We may redeem some or all of the notes of either series at any time or from time to time prior to maturity. If we elect to redeem the 2021 notes prior to March 1, 2021 or redeem the 2025 notes prior to September 1, 2025 (each such date, with respect to the applicable series of the notes, the “Par Call Date”), we will pay an amount equal to the greater of 100% of the principal amount of the notes to be redeemed and the sum of the present values of the remaining scheduled payments of principal and interest on the notes that would be due if the notes of the applicable series matured on the applicable Par Call Date, plus a make-whole premium. If we elect to redeem either series of the notes on or after the Par Call Date with respect to that series, we will pay an amount equal to 100% of the principal amount of the notes to be redeemed. We will pay accrued and unpaid interest, if any, on the notes redeemed to the redemption date. Please read “Description of the Notes—Optional Redemption.”

Guarantees	The notes will be guaranteed by our parent, Sunoco Logistics Partners L.P., on a senior unsecured basis so long as it guarantees any of our other long-term debt. Any of our subsidiaries that in the future become guarantors or co-issuers of our long-term debt must guarantee the notes on the same basis. If we cannot make payments on the notes when they are due, the guarantors must make them instead.

Ranking

The notes will be our general unsecured obligations. The notes will rank equally in right of payment with all our existing and future senior debt, including debt under our $2.50 billion revolving credit facility and our outstanding senior notes, and senior in right of payment to any subordinated debt that we may incur. As of September 30, 2015, after giving effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds,” we would have total consolidated senior debt of $5.1 billion, including the notes offered hereby, and we would have been able to incur an additional $2.5 billion of debt under our $2.50 billion revolving credit facility. The parent guarantee of the notes will rank equally in right of payment with the guarantor’s existing and future senior debt, including Sunoco Logistics Partners’ guarantees of debt under our $2.50 billion revolving credit facility and our senior notes, and senior in right of payment to any subordinated debt the guarantor may incur. Neither we nor the guarantor currently has any secured debt outstanding.

Certain Covenants	The indentures governing the notes limit our ability and the ability of our subsidiaries, among other things, to:

•	create liens without equally and ratably securing the notes; and

•	engage in certain sale and leaseback transactions.

The indentures also limit our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of the Notes—Important Covenants.”

Use of Proceeds	We expect to receive net proceeds of approximately $991 million after deducting the underwriting discount and estimated offering expenses. We will use the net proceeds of this notes offering to repay outstanding borrowings under our $2.50 billion revolving credit facility, which were $1.5 billion as of November 11, 2015 (including $168 million of commercial paper issued as of such date), and for general partnership purposes. Affiliates of certain of the underwriters are lenders under our $2.50 billion revolving credit facility and as such will receive a portion of the proceeds from this offering pursuant to the repayment of borrowings under such facility. Please read “Use of Proceeds,” “Capitalization” and “Underwriting.”

Trustee	U.S. Bank National Association.

Governing Law	The notes and the indentures will be governed by New York law.

Risk Factors	Please read “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 6 of the accompanying prospectus for a discussion of factors you should carefully consider before investing in the notes.

RISK FACTORS

An investment in our senior notes involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as provided under “Where You Can Find More Information,” including our parent’s Annual Report on Form 10-K for the year ended December 31, 2014 and the risk factors described under “Risk Factors” in such report. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference. If any of these risks occur, our business, financial condition, results of operations, cash flows or prospects could be adversely affected.

Risks Related to the Notes

The notes and the guarantee will be effectively subordinated to any secured debt of ours or the guarantor as well as structurally subordinated to any debt of our non-guarantor subsidiaries, and, in the event of our bankruptcy or liquidation, holders of the notes will be paid from any assets remaining after payments to any holders of our secured debt.

The notes and the guarantee will be general unsecured senior obligations of us and the guarantor, respectively, and effectively subordinated to any secured debt that we or the guarantor may have, to the extent of the value of the assets securing that debt. The indentures will permit the guarantor and us to incur secured debt provided certain conditions are met. The notes will be structurally subordinated to the liabilities of any of our subsidiaries unless such subsidiaries guarantee the notes in the future.

If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt will be entitled to be paid from our assets securing their debt before any payment may be made with respect to the notes. If any of the preceding events occur, we may not have sufficient assets to pay amounts due on our secured debt and the notes.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

Our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our general partner and Sunoco Logistics Partners within 45 days following the end of every quarter. Sunoco Logistics Partners’ partnership agreement requires it to distribute, on a quarterly basis, 100% of its available cash to its unitholders of record within 45 days following the end of every quarter. Available cash with respect to any quarter is generally all of our or Sunoco Logistics Partners’, as applicable, cash on hand at the end of such quarter, less cash reserves for certain purposes. The members of our general partner and the board of directors of Sunoco Logistics Partners’ general partner will determine the amount and timing of such distributions and have broad discretion to establish and make additions to our or Sunoco Logistics Partners’, as applicable, reserves or the reserves of our or Sunoco Logistics Partners’, as applicable, operating subsidiaries as they determine are necessary or appropriate. As a result, we and Sunoco Logistics Partners do not have the same flexibility as corporations or other entities that do not pay dividends or that have complete flexibility regarding the amounts they will distribute to their equity holders. Although our payment obligations to our partners are subordinate to our payment obligations to you, the timing and amount of our quarterly distributions to our partners could significantly reduce the cash available to pay the principal, premium (if any) and interest on the notes.

The notes have no established trading market or history, and liquidity of trading markets for the notes may be limited.

The notes of each series will constitute a new issue of securities with no established trading market. Although the underwriters have indicated that they intend to make a market in the notes of each series, they are not obligated to do so and any of their market-making activities may be terminated or limited at any time. In addition, we do not intend to apply for a listing of the notes on any securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their respective public offering price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $991 million after deducting the underwriting discounts and estimated offering expenses.

We will use the net proceeds of this notes offering to repay outstanding borrowings under our $2.50 billion revolving credit facility and for general partnership purposes. As of November 11, 2015, there were $1.5 billion of outstanding borrowings under our $2.50 billion revolving credit facility (including $168 million of commercial paper issued as of such date) at a weighted average interest rate of 1.24%. Our $2.50 billion revolving credit facility matures in March 2020. Since its inception, we have used borrowings under this facility for general partnership purposes, including our expansion capital plan.

Affiliates of certain of the underwriters participating in this offering are lenders under our $2.50 billion revolving credit facility and, accordingly, will receive a portion of the net proceeds of this offering through our repayment of borrowings under such facility. Please read “Underwriting.”

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for both Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. for each of the periods indicated is as follows:

	Predecessor			Successor
	Year Ended December 31, 2010	Year Ended December 31, 2011	Period from January 1, 2012 to October 4, 2012	Period from Acquisition (October 5, 2012) to December 31, 2012)	Year Ended December 31, 2013	Year Ended December 31, 2014	Nine Months Ended September 30, 2015
Ratio of Earnings to Fixed Charges	5.2	4.3	6.0	8.5	5.5	2.5	3.1

For the year ended December 31, 2014 and the nine months ended September 30, 2015, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 1.9 and 2.6, respectively.

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

•	“earnings” represent the aggregate of income from continuing operations (before adjustment for minority interest, extraordinary loss and equity earnings), fixed charges and distributions from equity investments, less capitalized interest.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and total capitalization of Sunoco Logistics Partners as of September 30, 2015:

•	on an actual basis; and

•	as adjusted to give effect to our offering of the notes and the application of proceeds as described in “Use of Proceeds.”

This table should be read together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	September 30, 2015
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$45	$157

Debt:
$2.50 billion revolving credit facility—due March 2020(a)	879	—
6.125% Senior Notes due May 2016	175	175
5.50% Senior Notes due February 2020	250	250
4.40% Senior Notes due April 2021	—	600
4.65% Senior Notes due February 2022	300	300
3.45% Senior Notes due January 2023	350	350
4.25% Senior Notes due April 2024	500	500
5.95% Senior Notes due December 2025	—	400
6.85% Senior Notes due February 2040	250	250
6.10% Senior Notes due February 2042	300	300
4.95% Senior Notes due January 2043	350	350
5.30% Senior Notes due April 2044	700	700
5.35% Senior Notes due May 2045	800	800
Unamortized fair value adjustments(b)	96	96
Less unamortized bond discount or premium	(6)	(8)

Total debt	4,944	5,063

Equity:
Limited partners(c)	6,791	6,791
General partner	942	942

Total Sunoco Logistics Partners L.P. Equity	7,733	7,733
Noncontrolling interests	35	35

Total equity	7,768	7,768

Total capitalization	$12,712	$12,831

(a)	Includes $44 million of commercial paper issued at September 30, 2015. As of November 11, 2015, we had $1.5 billion outstanding under our $2.50 billion revolving credit facility (including $168 million of commercial paper issued as of such date).

(b)	Represents non-cash fair value adjustments recorded on our long-term debt in connection with the acquisition of our general partner by ETP in October 2012.

(c)	Does not include adjustments related to the issuance of Class B Units to ETP in October 2015.

DESCRIPTION OF THE NOTES

In this “Description of the Notes,” the expressions “we,” “our,” “us” or the like refer to Sunoco Logistics Partners Operations L.P., excluding its subsidiaries. We will issue the notes under an indenture governing our senior debt securities referred to in the accompanying prospectus, as supplemented by separate indenture supplements creating the notes of each series. References to the “base indenture” mean such indenture governing our senior debt securities, references to the “2021 indenture” mean the base indenture as supplemented by the indenture supplement creating the 2021 notes, references to the “2025 indenture” mean the base indenture as supplemented by the indenture supplement creating the 2025 notes, and references to the “indentures” mean the 2021 indenture and the 2025 indenture taken together.

The notes of each series will be issued in the form of one or more global notes registered in the name of the nominee of the depository for the notes, The Depository Trust Company, as described in the accompanying prospectus under “Description of the Debt Securities—Book Entry, Delivery and Form.”

The following description and the description in the accompanying prospectus under “Description of the Debt Securities” summarize the material provisions of the notes and the indentures. These descriptions do not restate the indentures in their entirety. We urge you to read the base indenture and the indenture supplements because they, and not this description, define your rights as a holder of the notes. We have filed a copy of the base indenture as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. After the closing of this offering, we will file a copy of the indenture supplement for each series of notes as an exhibit to a Current Report on Form 8-K filed by Sunoco Logistics Partners.

The notes are “senior debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the senior debt securities in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

Principal and Maturity

The 2021 notes will mature on April 1, 2021, unless sooner redeemed, and the 2025 notes will mature on December 1, 2025, unless sooner redeemed. The notes will not be entitled to the benefits of a sinking fund or mandatory redemption or repurchase requirements. We will issue the 2021 notes in an initial aggregate principal amount of $600 million and issue the 2025 notes in an initial aggregate principal amount of $400 million. Thereafter we may from time to time, without the consent of the existing holders, create and issue further notes of either series having the same terms and conditions as the notes of that series being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes of the same series.

The notes will be issued only in registered form without coupons, in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

Interest

The notes will bear interest from November 17, 2015 at the annual rates set forth on the cover page of this prospectus supplement. Interest on the 2021 notes will be payable semi-annually in arrears on April 1 and October 1 of each year (each a “2021 notes interest payment date”) to noteholders in whose name the notes are registered at the close of business on March 15 or September 15 (whether or not a business day) preceding the applicable 2021 notes interest payment date. Interest on the 2025 notes will be payable semi-annually in arrears on June 1 and December 1 of each year (each a “2025 notes interest payment date” and together with each 2021 notes interest payment date, an “interest payment date”) to noteholders in whose name the notes are registered at the close of business on May 15 or November 15 (whether or not a business day) preceding the applicable 2025 notes interest payment date.

If an interest payment date or a redemption date occurs on a date that is not a business day, payment will be made on the next business day and no additional interest will accrue. The first 2021 notes interest payment date is April 1, 2016, and the first 2025 notes interest payment date is June 1, 2016. Under the indentures, a business day is any day, other than Saturday or Sunday, that is not a day on which banking institutions in The City of New York are authorized by law, regulation or executive order to remain closed.

Interest on the notes of either series will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The notes will be unsecured obligations of Sunoco Logistics Partners Operations L.P. The notes will rank equally in right of payment with all of our other existing and future senior debt from time to time outstanding, including debt under our $2.50 billion revolving credit facility and our outstanding 6.125% Senior Notes due May 2016, 5.50% Senior Notes due February 2020, 4.65% Senior Notes due February 2022, 3.45% Senior Notes due January 2023, 4.25% Senior Notes due April 2024, 6.85% Senior Notes due February 2040, 6.10% Senior Notes due February 2042, 4.95% Senior Notes due January 2043, 5.30% Senior Notes due April 2044 and 5.35% Senior Notes due May 2045, and senior in right of payment to any future subordinated debt that we may incur. The indentures do not limit our ability to incur additional debt.

Parent Guarantee of Notes

We are a subsidiary of the master partnership, Sunoco Logistics Partners L.P. Like the master partnership, we are also a holding company that conducts all of our operations through our subsidiaries. Initially the master partnership will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and interest on the notes when and as they become due and payable, whether at stated maturity or otherwise. The master partnership has guaranteed our obligations under our $2.50 billion revolving credit facility and our outstanding 6.125% Senior Notes due May 2016, 5.50% Senior Notes due February 2020, 4.65% Senior Notes due February 2022, 3.45% Senior Notes due January 2023, 4.25% Senior Notes due April 2024, 6.85% Senior Notes due February 2040, 6.10% Senior Notes due February 2042, 4.95% Senior Notes due January 2043, 5.30% Senior Notes due April 2044 and 5.35% Senior Notes due May 2045. The master partnership’s guarantee of the notes will rank equally in right of payment with its other existing and future senior debt from time to time outstanding, including the master partnership’s guarantees under our $2.50 billion revolving credit facility, our outstanding 6.125% Senior Notes due May 2016, 5.50% Senior Notes due February 2020, 4.65% Senior Notes due February 2022, 3.45% Senior Notes due January 2023, 4.25% Senior Notes due April 2024, 6.85% Senior Notes due February 2040, 6.10% Senior Notes due February 2042, 4.95% Senior Notes due January 2043, 5.30% Senior Notes due April 2044 and 5.35% Senior Notes due May 2045, and senior in right of payment to any future subordinated debt that the guarantor may incur.

The parent guarantee provides that upon a default in payment of principal or any premium or interest on a note, the holder of the note may institute legal proceedings directly against the guarantor to enforce the guarantee without first proceeding against us. The guarantor is obligated under its guarantee only up to an amount that would not constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

Addition and Releases of Guarantors

The indentures also require our subsidiaries that in the future become guarantors or co-obligors of our Funded Debt, as defined below, to fully and unconditionally guarantee, as “guarantors,” our payment obligations on the notes.

In the indentures, the term “subsidiary” means, with respect to any person:

•

any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers, trustees or equivalent persons thereof is at the time of determination owned or controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person or a combination thereof; or

•	any partnership of which more than 50% of the partner’s equity interests, considering all partners’ equity interests as a single class, is at the time of determination owned or controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person or a combination thereof.

“Funded Debt” means all debt:

•	maturing one year or more from the date of its creation;

•	directly or indirectly renewable or extendable, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating to the debt, to a date one year or more from the date of its creation; or

•	under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

The term “debt” means, with respect to any specified person, any obligation created or assumed by such person for the repayment of borrowed money and any guarantee thereof.

The guarantee of the master partnership or any future subsidiary guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to the notes of either series as described in the accompanying prospectus under “Description of the Debt Securities—Defeasance,” then any subsidiary guarantor will be released with respect to such notes. Further, if no default has occurred and is continuing under either of the indentures with respect to the applicable series of notes, the master partnership or any future subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•	in the case of any future subsidiary guarantor, automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the subsidiary guarantor;

•	in the case of any future subsidiary guarantor, automatically upon the merger of the subsidiary guarantor into us, the master partnership or any other subsidiary guarantor or the liquidation and dissolution of the subsidiary guarantor;

•	in the case of the master partnership, automatically upon the merger of the master partnership into us or any subsidiary guarantor, or the liquidation or dissolution of the master partnership; or

•	in the case of the master partnership or any future subsidiary guarantor, following delivery of a written notice by us to the trustee, upon the release of all guarantees by the master partnership or such future subsidiary guarantor of any Funded Debt of ours other than any senior debt securities issued under such indenture, except a release as a result of payment under such guarantees.

Optional Redemption

The 2021 notes will be redeemable, in whole or in part, at our option at any time prior to March 1, 2021, and the 2025 notes will be redeemable, in whole or in part, at our option at any time prior to September 1, 2025 (each such date, with respect to the applicable series of the notes, the “Par Call Date”), at a price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if the notes of the applicable series matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 45 basis points in the case of the 2021 notes and 50 basis points in the case of the 2025 notes;

plus, in either case, accrued and unpaid interest, if any, to the date of redemption. The actual redemption price, calculated as provided in this description, will be calculated and certified to the trustee and us by the Independent Investment Banker (as defined below).

On or after the Par Call Date with respect to a series of notes, such notes will be redeemable, at our option, in whole or in part, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

Notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. The notice of redemption for the notes of a series will state, among other things, the amount of notes to be redeemed, if less than all of the outstanding notes of such series are to be redeemed, the redemption date, the redemption price (or the method of calculating it) and each place that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption on the redemption date. If less than all the notes of a series are redeemed at any time, the trustee will select the notes (or any portion of notes in integral multiples of $1,000) to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate, but beneficial interests in notes in global form will be selected for redemption in accordance with DTC’s customary practices.

In the indentures, the following terms have the meanings set forth below:

“Treasury Rate” means the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed, calculated as if the maturity date of such notes were the applicable Par Call Date (the “Remaining Life”), that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of the notes.

“Comparable Treasury Price” means with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of U.S. Bancorp Investments, Inc., Mitsubishi UFJ Securities (USA), Inc. or Mizuho Securities USA Inc. as specified by us, and any successor firm or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Primary Treasury Dealer” means a primary U.S. Government securities dealer in New York City.

“Reference Treasury Dealer” means a Primary Treasury Dealer selected by each of U.S. Bancorp Investments, Inc., Mitsubishi UFJ Securities (USA), Inc. and Mizuho Securities USA Inc. or an affiliate or successor of the foregoing, and, at our option, one or more additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Important Covenants

We are subject to certain covenants under the indentures with respect to the notes. In addition to the covenants described in the accompanying prospectus under “Description of the Debt Securities—Specific Covenants—Reports” and “—Consolidation, Merger or Sale,” we are subject to the following two additional important covenants:

Limitations on Liens

We will not, nor will we permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property, as defined below, or upon any shares of capital stock of any subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the applicable indenture or thereafter acquired, to secure any of our debt or debt of any other person, other than the notes and any other senior debt securities issued under the applicable indenture, without making effective provision for all of the notes outstanding under the applicable indenture to be secured equally and ratably with, or prior to, that debt so long as that debt is so secured.

“Principal Property” means, whether owned or leased on the date of the applicable indenture or thereafter acquired, any pipeline, terminal or other logistics property or asset of ours or any subsidiary, including any related property or asset employed in the transportation, distribution, storage, terminalling, processing or marketing of crude oil, refined products (including gasoline, diesel fuel, jet fuel, heating oil, distillates, liquefied petroleum gas, NGLs, blend stocks, ethanol, xylene, toluene and petrochemical feedstocks) or fuel additives, that is located in the United States of America or any territory or political subdivision thereof, except:

(1)  any of those properties or assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or with, vehicles; and

(2)  any of those properties or assets which, in the opinion of the board of directors of Sunoco Logistics Partners GP LLC, our general partner, is not material in relation to our activities or our subsidiaries, taken as a whole.

There is excluded from this restriction:

(1)  Permitted Liens, as defined below;

(2)  any lien upon any property or asset created at the time of acquisition of that property or asset by us or any subsidiary or within one year after that time to secure all or a portion of the purchase price for that property or asset or debt incurred to finance the purchase price, whether that debt was incurred prior to, at the time of or within one year after the date of the acquisition;

(3)  any lien upon any property or asset to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of the construction, development, repair or improvements or the commencement of full operations thereof, whichever is later, to provide funds for that purpose;

(4)  any lien upon any property or asset existing thereon at the time of the acquisition thereof by us or any subsidiary, whether or not the obligations secured thereby are assumed by us or any subsidiary; provided, however, that the lien only encumbers the property or asset so acquired;

(5)  any lien upon any property or asset of an entity existing thereon at the time that entity becomes a subsidiary by acquisition, merger or otherwise; provided, however, that the lien only encumbers the property or asset of that entity at the time it becomes a subsidiary;

(6)  any lien upon any property or asset of ours or any subsidiary in existence on the date the notes are first issued or provided for pursuant to agreements existing on that date, including, without limitation, pursuant to our $2.50 billion revolving credit facility;

(7)  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable subsidiary has not exhausted our or its appellate rights;

(8)  any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements, of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or asset covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of ours and our subsidiaries, including any premium, incurred in connection with any extension, renewal, refinancing, refunding or replacement; or

(9)  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of ours or any subsidiary.

Notwithstanding the preceding, under each indenture, we may, and may permit any subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property or upon any shares of capital stock of any subsidiary owning of leasing any Principal Property to secure debt of ours or any other person, other than the notes and any other debt securities issued under the applicable indenture, that is not excepted by clauses (1) through (9) above, without securing the notes; provided that the aggregate principal amount of all debt then outstanding secured by that lien and all similar liens, together with all Attributable Indebtedness, as defined below, from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets, as defined below.

“Commodity Trading Obligations” with respect to any person, means the obligations of such person under (1) any commodity swap agreement, commodity future agreement, commodity option agreement, commodity cap agreement, commodity floor agreement, commodity collar agreement, commodity hedge agreement, and any put, call or other agreement or arrangement, or combination thereof, designed to protect such person against fluctuations in commodity prices or (2) any commodity swap agreement, commodity future agreement, commodity option agreement, commodity hedge agreement, and any put, call or other agreement or arrangement, or combination thereof (including an agreement or arrangement to hedge foreign exchange risks) in respect of commodities entered into by us pursuant to asset optimization and risk management policies and procedures adopted in good faith by the Board of Directors.

“Permitted Hedging Obligations” of any person shall mean (1) hedging obligations entered into in the ordinary course of business and in accordance with such person’s established risk management policies that are designed to protect such person against, among other things, fluctuations in interest rates or currency exchange rates and which in the case of agreements relating to interest rates shall have a notional amount no greater than the payments due with respect to the debt being hedged thereby and (2) Commodity Trading Obligations.

“Permitted Liens” means:

(1)  liens upon rights of way for pipeline purposes;

(2)  any statutory or governmental lien or lien arising by operation of law, or any mechanic’s, repairman’s, materialman’s, supplier’s, carrier’s, landlord’s, warehouseman’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3)  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4)  liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any subsidiary in good faith;

(5)  liens of, or to secure performance of, leases, other than capital leases;

(6)  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7)  any lien upon property or assets acquired or sold by us or any subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8)  any lien incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9)  any lien in favor of us or any subsidiary;

(10)  any lien in favor of the United States of America or any state of the United States, or any department, agency or instrumentality or political subdivision of the United States of America or any state of the United States, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any debt incurred by us or any subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to the lien;

(11)  any lien securing industrial development, pollution control or similar revenue bonds;

(12)  any lien securing debt of ours or any subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding notes under each indenture in connection with the refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding notes under such indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any subsidiary in connection therewith;

(13)  liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

(14)  any easements, exceptions or reservations in any property or assets of us or any subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of its business or the business of us and our subsidiaries, taken as a whole;

(15)  liens securing Permitted Hedging Obligations; or

(16)  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting:

•	all current liabilities, excluding:

•	any current liabilities that by their terms are extendable or renewable at the option of the obligor to a time more than one year after the time as of which the amount is being computed; and

•	current maturities of long-term debt; and

•	the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth, or as on a pro forma basis would set forth, on our consolidated balance sheet for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

Restriction on Sale-Leasebacks

We will not, and will not permit any of our subsidiaries to, engage in the sale or transfer by us or any subsidiary of any Principal Property to a person, other than us or a subsidiary, and the taking back by us or any subsidiary, as the case may be, of a lease of the Principal Property, which we call a Sale-Leaseback Transaction, unless:

(1)  the Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on the Principal Property, whichever is later;

(2)  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3)  we or a subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from the Sale-Leaseback Transaction without equally and ratably securing the notes; or

(4)  we or a subsidiary, within a one-year period after the Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from the Sale-Leaseback Transaction to:

•	the prepayment, repayment, redemption, reduction or retirement of any of our debt or debt of any subsidiary that is not subordinated to the notes; or

•	the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or the business of our subsidiaries.

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in the transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that constitute payments for property rights, during the remaining term of the lease included in the Sale-Leaseback Transaction, including any period for which the lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, the amount shall be the lesser of the amount determined assuming termination upon the first date the lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no termination.

Notwithstanding the preceding, each indenture provides that we may, and may permit any subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph above, provided that the Attributable Indebtedness from the Sale-Leaseback Transaction and any other Sale-Leaseback Transaction that is not so excepted, together with the aggregate principal amount of outstanding debt, other than the notes and any other senior debt securities issued under such indenture, secured by liens upon Principal Properties, or upon any shares of capital stock of any subsidiary owning or leasing any Principal Property, and in any case not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, does not exceed 10% of the Consolidated Net Tangible Assets.

Events of Default

In addition to the “Events of Default” described in the accompanying prospectus under “Description of the Debt Securities—Events of Default, Remedies and Notice—Events of Default,” the following constitutes an “Event of Default” under each indenture in respect of the notes of the applicable series:

•	the acceleration of the maturity of any other debt of ours or any of our subsidiaries or a default in the payment of any principal or interest in respect of any other debt of us or any of our subsidiaries having an outstanding principal amount of $25 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days.

Legal Defeasance and Covenant Defeasance

The notes of each series will be subject to both legal defeasance and covenant defeasance as described in the accompanying prospectus under “Description of the Debt Securities—Defeasance.”

Satisfaction and Discharge

Each indenture will be discharged and will cease to be of further effect with respect to the applicable series of notes (except as to surviving rights of registration of transfer or exchange of such notes provided for in such indenture) when

•	either (1) all the notes of that series previously authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment we have deposited with the trustee money that has been repaid to us thereafter) have been delivered to the trustee for cancellation or (2) all such notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption;

•	we have deposited with the trustee as trust funds cash sufficient to pay in full at stated maturity or upon redemption all such notes not delivered to the trustee for cancellation; and

•	we have paid all other sums payable under such indenture by us with respect to such notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for cash at a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address any U.S. federal tax considerations other than U.S. federal income tax considerations (such as estate and gift tax considerations), or the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	former U.S. citizens or long-term residents of the United States;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership considering an investment in the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER OTHER U.S. FEDERAL TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Certain Additional Payments

In certain circumstances (see “Description of the Notes—Optional Redemption”) we may be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate the provisions of the U.S. Treasury Regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. It is possible that the IRS may take a different position, in which case, if such position is sustained, a holder might be required to accrue ordinary interest income at a higher rate than the stated interest rate and to treat as ordinary income rather than capital gain any gain realized on the taxable disposition of the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. You are encouraged to consult your own tax advisor regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax Consequences to U.S. Holders

The following summary will apply to you if you are a U.S. holder of the notes. You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the Notes

Interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the Notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note equal to the difference, if any, between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note.

Any gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts currently are eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on, and the proceeds of the sale or other disposition (including a redemption, exchange or retirement) of, notes held by you, and backup withholding will apply to such payments unless you provide to the applicable withholding agent your taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained from the IRS if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Additional Tax on Net Investment Income

An additional 3.8% tax is imposed on the “net investment income” of certain United States citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest and net gain from the disposition of property, such as the notes, less certain deductions. You are encouraged to consult your tax advisor with respect to this additional tax and its applicability in your particular circumstances.

Tax Consequences to Non-U.S. Holders

The following summary will apply to you if you are a non-U.S. holder of notes. You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

Interest on the Notes

Subject to the discussion of backup withholding and FATCA withholding below, payments to you of interest on the notes generally will not be subject to U.S. federal income tax and will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status, as described below, and:

•	you do not directly, indirectly or constructively, own 10% or more of our capital or profits interests (including by reason of your ownership of 10% or more of the capital or profits interests in Sunoco Logistics Partners);

•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);

•	you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption generally applies only if you also appropriately certify as to your foreign status. You can generally meet the certification requirement by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) to the applicable withholding agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to the foreign status of partners, trust owners or beneficiaries may have to be provided to the applicable withholding agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless (i) you provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) claiming an exemption from (or a reduction of) withholding under the benefits of an income tax treaty, or (ii) the payments of such interest are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below. (See “—Income or Gain Effectively Connected with a U.S. Trade or Business.”)

The certifications described above and below must be provided to the applicable withholding agent prior to the payment of interest and must be updated periodically. If you do not timely provide the applicable withholding agent with the required certification, but you qualify for a reduced rate under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld if you timely provide the required information or appropriate claim form to the IRS.

Disposition of the Notes

Subject to the discussion of backup withholding and FATCA withholding below, you generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note (such amount excludes any amount allocable to accrued and unpaid interest, which generally will be treated as interest and may be subject to the rules discussed above in “—Interest on the Notes”) unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such gain is attributable); or

•	you are a non-resident alien individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “—Income or Gain Effectively Connected with a U.S. Trade or Business.” If you are a non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% (or lower applicable income tax treaty rate) U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. source capital losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such interest or gain is attributable), then the interest income or gain will be subject to U.S. federal income tax at regular graduated income tax rates generally in the same manner as if you were a U.S. holder. Effectively connected interest income will not be subject to U.S. federal withholding tax if you satisfy certain certification requirements by providing to the applicable withholding agent a properly executed IRS Form W-8ECI (or successor form). In addition, if you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, unless an applicable income tax treaty provides for a lower rate. For this purpose, interest received on a note and gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by you of a U.S. trade or business.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Copies of the information returns reporting such interest payments and withholding may also be made available to the tax authorities of the country in which you reside or are established under the provisions of a specific treaty or agreement.

Backup withholding generally will not apply to payments to you of interest on a note if the certification described in “—Interest on the Notes” is duly provided or you otherwise establish an exemption.

Proceeds from the disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status on IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor IRS Form W-8) and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any proceeds from the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it has certain relationships with the United States.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained from the IRS if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Withholding on Payments to Certain Foreign Entities

Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations and administrative guidance issued thereunder (referred to as “FATCA”) impose a 30% U.S. federal withholding tax on payments of interest on the notes and on the gross proceeds from the sale or other disposition of the notes (if such sale or other disposition occurs after December 31, 2018), if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners (generally by providing an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. Under certain circumstances, a beneficial owner of notes might be eligible for refunds or credits of such taxes. You should consult your tax advisor regarding the possible application of FATCA withholding to your notes.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement by and among us and the underwriters named below, for whom U.S. Bancorp Investments, Inc., Mitsubishi UFJ Securities (USA), Inc. and Mizuho Securities USA Inc. are acting as representatives, we have agreed to sell to each of the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of the notes indicated in the following table:

Underwriter	Principal Amount of 2021 Notes	Principal Amount of 2025 Notes
U.S. Bancorp Investments, Inc.	$96,000,000	$64,000,000
Mitsubishi UFJ Securities (USA), Inc.	96,000,000	64,000,000
Mizuho Securities USA Inc.	96,000,000	64,000,000
BBVA Securities Inc.	48,000,000	32,000,000
PNC Capital Markets LLC	48,000,000	32,000,000
SunTrust Robinson Humphrey, Inc.	48,000,000	32,000,000
TD Securities (USA) LLC	48,000,000	32,000,000
BNP Paribas Securities Corp.	24,000,000	16,000,000
DNB Markets, Inc.	24,000,000	16,000,000
Scotia Capital (USA) Inc.	24,000,000	16,000,000
SMBC Nikko Securities America, Inc.	24,000,000	16,000,000
Comerica Securities, Inc.	12,000,000	8,000,000
RBS Securities Inc.	12,000,000	8,000,000

Total	$600,000,000	$400,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all the notes.

The notes of each series are new issues of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for each series of the notes, but they have no obligation to do so and may discontinue market-making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

Notes of each series sold by the underwriters to the public will initially be offered at the public offering prices set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to 0.35% of the principal amount of the 2021 notes or up to 0.40% of the principal amount of the 2025 notes. The underwriters may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the 2021 notes or 0.25% of the principal amount of the 2025 notes to certain other dealers. After the initial offering of the notes to the public, the underwriters may change the offering price and other selling terms.

The following table summarizes the compensation to be paid by us to the underwriters:

	Per 2021 note	Total	Per 2025 note	Total
Underwriting discount paid by us	0.600%	$3,600,000	0.650%	$2,600,000

We estimate that the total expenses of this offering to be paid by us, excluding underwriting discounts, will be approximately $1.0 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments that the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time without notice.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of business, the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking, investment banking, asset leasing and treasury services for us and our affiliates, for which they received, or will continue to receive, customary fees or compensation. In particular, affiliates of certain of the underwriters are lenders under our $2.50 billion revolving credit facility and, accordingly, will receive a portion of the net proceeds of this offering through our repayment of borrowings under such facility. In addition, the trustee is an affiliate of U.S. Bancorp Investments, Inc., one of the underwriters.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our parent and its subsidiaries. The underwriters and/or their affiliates that have a lending relationship with us may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters or their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our and our parent’s securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

LEGAL

The validity of the notes will be passed upon for us by our counsel, Vinson & Elkins L.L.P., New York, New York. Certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Andrews Kurth LLP, Washington, D.C. and Houston, Texas.

EXPERTS

The consolidated statements of comprehensive income, equity, and cash flows of Sunoco Logistics Partners L.P. for the period from October 5, 2012 to December 31, 2012 (successor) and the period from January 1, 2012 to October 4, 2012 (predecessor) appearing in Sunoco Logistics Partners L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and the master partnership have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act that registers the securities offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us and the master partnership. We are not a reporting company under the Exchange Act. However, the master partnership, Sunoco Logistics Partners L.P., files annual, quarterly and other reports and other information with the SEC. You may read and copy any document the master partnership files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. The master partnership’s SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us and the master partnership at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information the master partnership has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that the master partnership files later with the SEC and that is deemed to be “filed” with the SEC will automatically update and supersede information contained in this prospectus supplement, the accompanying prospectus and in the other documents previously filed with the SEC, and may replace information contained in this prospectus supplement and the accompanying prospectus. Therefore, before you decide to invest in any securities offered by this prospectus supplement, you should always check for, and carefully read, any reports and other documents that the master partnership may have filed with the SEC after the date of this prospectus supplement.

We incorporate the documents listed below and any future filings made by the master partnership with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under

Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 26, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, filed on May 7, 2015, August 6, 2015 and November 5, 2015, respectively; and

•	Current Reports on Form 8-K filed on January 28, 2015, February 5, 2015, March 6, 2015, March 16, 2015, March 24, 2015, March 25, 2015, April 29, 2015, May 4, 2015, May 14, 2015, July 23, 2015, September 1, 2015, September 22, 2015, October 15, 2015 and October 21, 2015.

The master partnership makes available free of charge on or through its Internet website, www.sunocologistics.com, its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. Information contained on the master partnership’s Internet website is not part of this prospectus supplement or the accompanying prospectus (unless specifically incorporated by reference into this prospectus supplement or the accompanying prospectus as described above).

You may request a copy of any document incorporated by reference into this prospectus, at no cost, by writing or calling us at the following address:

Investor Relations

Sunoco Logistics Partners L.P.

3807 West Chester Pike

Newtown Square, Pennsylvania 19073

Telephone: (866) 248-4344

PROSPECTUS

Sunoco Logistics Partners L.P.

Common Units

Representing Limited Partner Interests

Sunoco Logistics Partners Operations L.P.

Debt Securities

Fully and Unconditionally Guaranteed by

Sunoco Logistics Partners L.P.

Sunoco Logistics Partners L.P. or selling unitholders may offer and sell, in one or more offerings from time to time, common units representing limited partner interests in Sunoco Logistics Partners L.P. Sunoco Logistics Partners L.P.’s common units are listed for trading on the New York Stock Exchange under the symbol “SXL.”

Sunoco Logistics Partners Operations L.P. may offer and sell, in one or more offerings from time to time, debt securities issued by Sunoco Logistics Partners Operations L.P., which will be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., and may be guaranteed by one or more of Sunoco Logistics Partners L.P.’s subsidiaries. We will provide information in the related prospectus supplement regarding the trading market, if any, for any debt securities Sunoco Logistics Partners Operations L.P. may offer.

We or selling unitholders may offer and sell these securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we or selling unitholders will offer the securities. The specific terms of any securities that we or selling unitholders offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we or selling unitholders will offer the securities, and also may add, update or change information contained in this prospectus. We or selling unitholders will sell these securities through underwriters on a firm commitment basis. The names of any underwriters and the specific terms of a plan of distribution will be stated in a supplement to this prospectus. Selling unitholders that are affiliates of Sunoco Logistics Partners L.P. may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and, as a result, may be deemed to be offering securities, indirectly, on our behalf. We will not receive any of the proceeds from the sale of common units by selling unitholders.

You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities. You also should read the documents to which we have referred you in the “Where You Can Find More Information” section of this prospectus for additional information about us and our financial statements. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors described under “Risk Factors” on page 6 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 11, 2015.

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In making your investment decision, you should rely only on the information contained or incorporated by reference into this prospectus, the applicable prospectus supplement and any free writing prospectus relating to such offering. We have not authorized anyone else to provide you with any other information. If anyone provides you with additional, different or inconsistent information, you should not rely on it.

We are not offering to sell these securities or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus, the applicable prospectus supplement or any related free writing prospectus is accurate as of any date other than the date on the front cover of those documents. You should not assume that the information contained in the documents incorporated by reference into this prospectus, the applicable prospectus supplement or any related free writing prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations, cash flows and prospects may have changed since those dates. We will disclose any material changes regarding those matters in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission (the “SEC”) that is incorporated by reference into this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, Sunoco Logistics Partners L.P. (“Sunoco Logistics Partners”) or selling unitholders may offer and sell, in one or more offerings from time to time, common units representing limited partner interests in Sunoco Logistics Partners (the “common units”), or Sunoco Logistics Partners Operations L.P. (the “Operating Partnership”) may offer and sell, in one or more offerings from time to time, debt securities issued by the Operating Partnership (the “debt securities”), as described in this prospectus. The debt securities will be fully and unconditionally guaranteed by Sunoco Logistics Partners and may be guaranteed by one or more of Sunoco Logistics Partners’ subsidiaries (other than the Operating Partnership).

This prospectus contains a general description of us, the common units, the debt securities and the guarantees of the debt securities. Each time we or selling unitholders, as applicable, offer and sell common units or debt securities with this prospectus, we or selling unitholders, as applicable, will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us or selling unitholders in that offering. The prospectus supplement also may add to, update or change information contained in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities. You also should carefully read the documents to which we have referred you in the “Where You Can Find More Information” section of this prospectus for additional information about us and our financial statements. To the extent information in this prospectus is inconsistent with information contained in the applicable prospectus supplement, you should rely on the information in the prospectus supplement.

As used in this prospectus, “we,” “us” and “our” and similar terms mean Sunoco Logistics Partners and its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean Sunoco Logistics Partners, and when used in connection with the debt securities described herein, shall mean the Operating Partnership, unless the context indicates otherwise. References to our “general partner” mean Sunoco Partners LLC, the general partner of Sunoco Logistics Partners. Occasionally, in this prospectus, we refer to Sunoco Logistics Partners as the “Guarantor.” The Guarantor will fully and unconditionally guarantee the Operating Partnership’s payment obligations under any series of debt securities offered by this prospectus.

SUNOCO LOGISTICS PARTNERS L.P. AND

SUNOCO LOGISTICS PARTNERS OPERATIONS L.P.

Sunoco Logistics Partners is a publicly traded Delaware limited partnership that owns and operates a logistics business, consisting of crude oil, refined products and natural gas liquids (“NGL”) pipelines, terminalling and storage assets, and crude oil, products and NGL acquisition and marketing assets. The Operating Partnership, a Delaware limited partnership, is a direct wholly owned subsidiary of Sunoco Logistics Partners that owns the operating subsidiaries of Sunoco Logistics Partners. We conduct our business activities in 35 states located throughout the United States.

Sunoco Partners LLC, a Pennsylvania limited liability company and the general partner of Sunoco Logistics Partners, is a controlled subsidiary of Energy Transfer Partners, L.P., a publicly traded Delaware limited partnership (“ETP”). Our general partner holds no assets other than its investment in Sunoco Logistics Partners and notes receivable and other amounts receivable from affiliates of ETP.

Our principal executive offices are located at 1818 Market Street, Suite 1500, Philadelphia, Pennsylvania 19103, and our phone number is 866-248-4344.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the offer and sale of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

Sunoco Logistics Partners files annual, quarterly and other reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings also are available on the SEC’s website. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information Sunoco Logistics Partners has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is an important part of this prospectus. Information that Sunoco Logistics Partners later provides to the SEC, and which is deemed to be “filed” with the SEC, will automatically update and supersede information contained in this prospectus and in the other documents previously filed with the SEC, and may replace information contained in this prospectus. Therefore, before you decide to invest in any securities offered by this prospectus, you should always check for, and carefully read, any reports and other documents that we may have filed with the SEC after the date of this prospectus.

We incorporate by reference into this prospectus the documents listed below filed by Sunoco Logistics Partners:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 26, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, filed on May 7, 2015, and June 30, 2015, filed on August 6, 2015;

•	Current Reports on Form 8-K filed on January 28, 2015, February 5, 2015, March 6, 2015, March 16, 2015, March 24, 2015, March 25, 2015, April 29, 2015, May 4, 2015, May 14, 2015 and July 23, 2015; and

•	the description of our common units contained in Sunoco Logistics Partners’ registration statement on Form 8-A, filed on January 28, 2002, as amended by Amendment No. 1 thereto filed on May 13, 2005, Amendment No. 2 thereto filed on January 29, 2010, Amendment No. 3 thereto filed on November 29, 2012 and any subsequent amendment thereto filed for the purpose of updating such description.

In addition, all documents subsequently filed by Sunoco Logistics Partners with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information “furnished” and not “filed” with the SEC on any Current Report on Form 8-K, unless otherwise noted), prior to the completion or termination of the applicable offering under this prospectus and the related prospectus supplement, shall be deemed to be incorporated by reference into this prospectus.

We make available free of charge on or through our Internet website, www.sunocologistics.com, our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not a part of this prospectus and is not incorporated by reference into this prospectus (unless specifically incorporated by reference into this prospectus as described above).

You may obtain any of the documents incorporated by reference into this prospectus from the SEC through the SEC’s website at the address provided above. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that is incorporated by reference into this prospectus (excluding any exhibit to those documents, unless the exhibit is specifically incorporated by reference into such documents), at no cost, by visiting our internet website at www.sunocologistics.com, or by writing or calling us at the following address:

Investor Relations

Sunoco Logistics Partners L.P.

1818 Market Street, Suite 1500

Philadelphia, Pennsylvania 19103

Telephone: (866) 248-4344

In making your investment decision, you should rely only on the information contained or incorporated by reference into this prospectus, the applicable prospectus supplement and any free writing prospectus relating to such offering. We have not authorized anyone else to provide you with any other information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus, the applicable prospectus supplement or any related free writing prospectus is accurate as of any date other than the date on the front cover of those documents. You should not assume that the information contained in the documents incorporated by reference into this prospectus, the applicable prospectus supplement or any related free writing prospectus is accurate as of any date other than the respective dates of those documents.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. An investment in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors included in our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors that may be included in the applicable prospectus supplement, together with all of the other information contained in or incorporated by reference into this prospectus or any prospectus supplement as provided under “Incorporation by Reference.” This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.”

If any of these risks were to materialize, our business, financial condition, results of operations, cash flows or prospects could be adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, included or incorporated by reference into this prospectus and any accompanying prospectus supplement constitute “forward-looking” statements. These forward-looking statements discuss our goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, our management. Words such as “may,” “anticipates,” “believes,” “expects,” “estimates,” “planned,” “intends,” “projects,” “scheduled” or similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any accompanying prospectus supplement and the documents we incorporate by reference.

Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions, any or all of which may ultimately prove to be inaccurate. These statements are also subject to numerous assumptions, uncertainties and risks that may cause future results to be materially different from the results projected, forecasted, estimated or budgeted, including, but not limited to, the following:

•	Our ability to successfully consummate announced acquisitions or expansions and integrate them into our existing business operations;

•	Delays related to construction of, or work on, new or existing facilities and the issuance of applicable permits;

•	Changes in the supply of, or demand for crude oil, refined products and NGLs that impact demand for our pipeline, terminalling and storage services;

•	Changes in the short-term and long-term demand for crude oil, refined products and NGLs we buy and sell;

•	An increase in the competition encountered by our terminals, pipelines and acquisition and marketing operations;

•	Changes in the financial condition or operating results of joint ventures or other holdings in which we have an equity ownership interest;

•	Changes in the general economic conditions in the United States;

•	Changes in laws and regulations to which we are subject, including federal, state and local tax, safety, environmental and employment laws;

•	Changes in regulations governing the composition of the products that we transport, terminal and store;

•	Improvements in energy efficiency and development of technology resulting in reduced demand for refined petroleum products;

•	Our ability to manage growth and/or control costs;

•	The effect of changes in accounting principles and tax laws, and interpretations of both;

•	Global and domestic economic repercussions, including disruptions in the crude oil, refined petroleum products and NGL markets, from terrorist activities, international hostilities and other events, and the government’s response thereto;

•	Changes in the level of operating expenses and hazards related to operating our facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	The occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	The age of, and changes in the reliability and efficiency of our operating facilities;

•	Changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	Changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	Risks related to labor relations and workplace safety;

•	Non-performance by or disputes with major customers, suppliers or other business partners;

•	Changes in our tariff rates implemented by federal and/or state government regulators;

•	The amount of our debt, which could make us vulnerable to adverse general economic and industry conditions, limit our ability to borrow additional funds, place us at competitive disadvantages compared to competitors that have less debt, or have other adverse consequences;

•	Restrictive covenants in our credit agreements;

•	Changes in our or our general partner’s credit ratings, as assigned by ratings agencies;

•	The condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	Performance of financial institutions impacting our liquidity, including those supporting our credit facilities;

•	The effectiveness of our risk management activities, including the use of derivative financial instruments to hedge commodity risks;

•	Changes in interest rates on our outstanding debt, which could increase the costs of borrowing; and

•	The costs and effects of legal and administrative claims and proceedings against us or any entity in which we have an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which we have an ownership interest, are a party.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from our sale of securities for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions (which may consist of acquisitions of discrete assets or businesses).

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

We will not receive any of the proceeds from the sale of common units by selling unitholders.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for both Sunoco Logistics Partners and the Operating Partnership for each of the periods indicated is as follows:

	Predecessor			Successor
	Year Ended December 31, 2010	Year Ended December 31, 2011	Period from January 1, 2012 to October 4, 2012	Period from Acquisition (October 5, 2012) to December 31, 2012)	Year Ended December 31, 2013	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Ratio of Earnings to Fixed Charges	5.2	4.3	6.0	8.5	5.5	2.5	3.6

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

•	“earnings” represent the aggregate of income from continuing operations (before adjustment for minority interest, extraordinary loss and equity earnings), fixed charges and distributions from equity investments, less capitalized interest.

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our Third Amended and Restated Agreement of Limited Partnership, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (as amended, our “partnership agreement”). For a description of the rights of holders of our common units to cash distributions, please read “Cash Distributions” in this prospectus. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Description of Our Partnership Agreement” in this prospectus. We urge you to read our partnership agreement, as our partnership agreement, and not this description, governs our common units.

References in this “Description of the Common Units” to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.

Number of Common Units

As of August 1, 2015, we had 253,107,536 common units outstanding, of which 186,046,262 are held by the public and 67,061,274 are held by ETP, which is the controlling owner of our general partner. The common units represent an aggregate 98.3% limited partner interest in us and the general partner interest held by our general partner represents an approximately 1.7% general partner interest in us.

Timing of Distributions

We pay distributions no later than 45 days after March 31, June 30, September 30 and December 31 to holders of record on the applicable record date. For additional information, please read “Cash Distributions.”

Issuance of Additional Partnership Securities; Preemptive Rights

In general, we may issue additional partnership securities for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, all without the approval of any limited partners. The holders of our common units do not have preemptive rights to acquire additional common units or other partnership securities. For additional information, please read “Description of Our Partnership Agreement—Issuance of Additional Partnership Securities; Preemptive Rights.”

Voting Rights

Unlike the holders of common stock in a corporation, our limited partners have only limited voting rights on matters affecting our business. Our limited partners have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis. Our general partner may not be removed except by the vote of the holders of at least 66 2⁄3% of the outstanding common units, including common units owned by our general partner and its affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders. For additional information, please read “Description of Our Partnership Agreement—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the total limited partner interests of any class then outstanding, our general partner will then have the right, which right it may assign and transfer in whole or in part to us or any affiliate of our general partner, exercisable at its option, to purchase all, but not less than all, of such limited partner interests of such class then outstanding held by persons other than our general partner and its affiliates. For additional information, please read “Description of Our Partnership Agreement—Limited Call Right.”

Exchange Listing

Our common units are listed on the New York Stock Exchange under the symbol “SXL.”

Transfer Agent and Registrar Duties

American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of common units; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to comply with and be bound by and to have executed our partnership agreement;

•	represents and warrants that such transferee has the right, power and authority and, if an individual, the capacity to enter into our partnership agreement;

•	grants the powers of attorney set forth in our partnership agreement; and

•	gives the consents and approvals and makes the waivers contained in our partnership agreement.

An assignee will become a substituted limited partner for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common units to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

CASH DISTRIBUTIONS

References in this “Cash Distributions” section to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.

Distributions of Available Cash

General. Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter.

Definition of Available Cash. Available cash generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter;

•	less the amount of cash reserves that our general partner establishes to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.075 per unit, or $0.30 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the quarterly distribution in this amount, or the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities or the debt securities.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus. Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$15.0 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner in good faith to provide funds for future operating expenditures.

Definition of Capital Surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Distributions of Available Cash from Operating Surplus

We will make distributions of available cash from operating surplus for any quarter in the following manner:

•	First, to all unitholders and our general partner, in accordance with their percentage interests, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

If for any quarter we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution, then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	First, to all unitholders and our general partner, in accordance with their percentage interests, until each unitholder receives a total of $0.0833 per unit for that quarter (the “first target distribution”);

•	Second, (i) to our general partner in accordance with its percentage interest, (ii) 13% to the holders of the incentive distribution rights, pro rata, and (iii) to all unitholders, pro rata, a percentage equal to 100% less the percentages applicable to our general partner and the holders of the incentive distribution rights, until each unitholder receives a total of $0.0958 per unit for that quarter (the “second target distribution”);

•	Third, (i) to our general partner in accordance with its percentage interest, (ii) 35% to the holders of the incentive distribution rights, pro rata, and (iii) to all unitholders, pro rata, a percentage equal to 100% less the percentages applicable to our general partner and the holders of the incentive distribution rights, until each unitholder receives a total of $0.2638 per unit for that quarter (the “third target distribution”); and

•	Thereafter, (i) to our general partner in accordance with its percentage interest, (ii) 48% to the holders of the incentive distribution rights, pro rata, and (iii) to all unitholders, pro rata, a percentage equal to 100% less the percentages applicable to our general partner and the holders of the incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels, assuming our general partner continues to hold all of our incentive distribution rights and its current approximately 1.7% general partner interest in us.

The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.

The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.075 above $0.075	98.3%	1.7%
First Target Distribution	up to $0.0833 above $0.0833	98.3%	1.7%
Second Target Distribution	up to $0.0958 above $0.0958	85.3%	14.7	%(1)
Third Target Distribution	up to $0.2638	63.3%	36.7	%(1)
Thereafter	above $0.2638	50.3%	49.7	%(1)

(1)	Includes current approximately 1.7% general partner interest.

Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, to all unitholders and our general partner, in accordance with their percentage interests, until a hypothetical holder of a common unit acquired in our initial public offering has received with respect to such common unit, during the period since our initial public offering through such date, distributions of available cash that are deemed to be capital surplus in an aggregate amount equal to the initial public offering price; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 48% to the holders of the incentive distribution rights and the remainder to all unitholders and our general partner in accordance with their percentage interests, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement. After January 26, 2010 (the date of our Third Amended and Restated Agreement of Limited Partnership), we generally allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to any such negative balances;

•	Second, to the unitholders and our general partner, in accordance with their percentage interests, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs.

•	Third, to the unitholders and our general partner, in accordance with their percentage interests, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit for each quarter of our existence that we distributed to the unitholders and to our general partner in accordance with their percentage interests;

•	Fourth, 13% to the holders of the incentive distribution rights, pro rata, and the remainder to the unitholders and our general partner in accordance with their percentage interests, pro rata, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit for each quarter of our existence that we distributed 13% to the holders of the incentive distribution rights, pro rata, and the remainder to our unitholders and to our general partner in accordance with their percentage interests, pro rata;

•	Fifth, 35% to the holders of the incentive distribution rights, pro rata, and the remainder to the unitholders and our general partner in accordance with their percentage interests, pro rata, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit for each quarter of our existence that we distributed 35% to the holders of the incentive distribution rights, pro rata, and the remainder to the unitholders and our general partner in accordance with their percentage interests, pro rata; and

•	Thereafter, 48% to the holders of the incentive distribution rights, pro rata, and the remainder to the unitholders and our general partner in accordance with their percentage interests, pro rata.

Adjustments to Capital Accounts upon the Issuance of Partnership Interests

We will make adjustments to capital accounts upon the issuance of additional partnership interests. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional partnership interests, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership interests or upon our liquidation in a manner that results, to the extent possible, in our general partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

This description is a summary of the material provisions of our partnership agreement. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	distributions of our available cash are described under “Cash Distributions”;

•	allocations of taxable income and other tax matters are described under “Material U.S. Federal Income Tax Consequences”; and

•	a general description of our common units is contained under “Description of the Common Units.”

The description of our partnership agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of our Third Amended and Restated Agreement of Limited Partnership, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on January 28, 2010, as amended by Amendment No. 1 thereto, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on July 5, 2011, Amendment No. 2 thereto, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on November 28, 2011, Amendment No. 3 thereto, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on June 17, 2014, and Amendment No. 4 thereto, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on August 4, 2014, each of which is incorporated by reference into this prospectus. We urge you to read our partnership agreement, as our partnership agreement, and not this description, governs our common units.

References in this “Description of Our Partnership Agreement” to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.

Organization and Duration

We were organized on October 15, 2001 and will continue in existence until we are dissolved pursuant to our partnership agreement and our certificate of limited partnership is cancelled.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us is to:

(a) serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon us as a partner of the Operating Partnership pursuant to the Operating Partnership’s partnership agreement (the “Operating Partnership Agreement”) or otherwise;

(b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity;

(c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by our general partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that our general partner determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”)) or a subsidiary or our activity that generates qualifying income or (ii) enhances the operations of an activity of the Operating Partnership; and

(d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a member of the partnership group.

Under the Operating Partnership Agreement, the purpose and nature of the business to be conducted by the Operating Partnership is to (a) acquire, manage, operate and sell the assets or properties now or hereafter acquired by the Operating Partnership, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in, and, in connection therewith, to exercise all of the rights and powers conferred upon the Operating Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Operating Partnership’s general partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Operating Partnership pursuant to the agreements relating to such business activity; provided, however, that the Operating Partnership’s general partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Code) or (ii) enhances the operations of an activity of the Operating Partnership that generates qualifying income, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a member of the partnership group, Sunoco Logistics Partners or any subsidiary of Sunoco Logistics Partners.

Our general partner has no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by us of any business free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee and, in declining to so propose or approve, is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any governing agreement of a member of the partnership group, any other agreement contemplated by our partnership agreement or under the Delaware Act or any other law, rule or regulation.

Board of Directors

Our general partner manages our operations and activities on our behalf through its directors and officers. Our general partner is not elected by our common unitholders and will not be subject to re-election in the future. Common unitholders will not be entitled to elect the directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by ETP and ETE Common Holdings, LLC, a Delaware limited liability company (“ETE Common Holdings”), its sole members, and only ETP and ETE Common Holdings have the right to remove directors.

Power of Attorney

Each limited partner, and each person who acquires a common unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Except as described below under “—Limited Liability,” the common units will be fully paid, and common unitholders will not be required to make additional capital contributions to us.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, the limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for its common units plus such limited partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it as described below. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve certain amendments to our partnership agreement; or

•	to take any other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on such limited partner’s conduct. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution; provided, however, that such limited partner will have no liability for the amount of the distribution after the expiration of three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in multiple states. Maintenance of our limited liability as a limited partner or member of our subsidiaries formed as limited partnerships or limited liability companies, respectively, may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company, respectively, have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest or limited liability company interest in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve certain amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Securities; Preemptive Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons, for such consideration and on such terms and conditions as our general partner determines, all without the approval of any limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of the then-existing holders of common units in our net assets and (ii) the voting rights of the then-existing holders of common units under our partnership agreement.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will have the right to make additional capital contributions to the extent necessary to maintain its then-current general partner interest in us; provided, however, that the capital contributions of our general partner will be offset to the extent contributions received by us in exchange for the issuance of additional partnership securities are used by us concurrently with such contributions to redeem or repurchase from any person outstanding partnership securities of the same class as the partnership securities that were issued. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance.

The holders of our common units do not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. Our general partner has no duty or obligation to propose any amendment to our partnership agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee and, in declining to propose an amendment, is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any governing agreement of a member of the partnership group, any other agreement contemplated under our partnership agreement or under the Delaware Act or any other law, rule or regulation. A proposed amendment will be effective upon its approval by the holders of a majority of the outstanding common units (a “unit majority”), unless a greater or different percentage is required under our partnership agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units will be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, our general partner will seek the written approval of the requisite percentage of outstanding units or call a meeting of the unitholders to consider and vote on such proposed amendment. Our general partner will notify all record holders upon final adoption of any such proposed amendments.

Restrictions on Certain Amendments

Our partnership agreement provides that:

(1) no provision of our partnership agreement that establishes a percentage of outstanding units (including units deemed owned by our general partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;

(2) no amendment to our partnership agreement may (a) enlarge the obligations of any limited partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to clause (3) below, (b) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option, (c) change the provision of our partnership agreement providing for our dissolution upon an election to dissolve our partnership by our general partner that is approved by a unit majority (the “election to dissolve provision”), or (d) change the term of our partnership or, except as set forth in the election to dissolve provision, give any person the right to dissolve our partnership;

(3) except for mergers or consolidations approved pursuant to the partnership agreement, and without limitation of our general partner’s authority to adopt amendments to our partnership agreement described below under “—No Unitholder Approval,” any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected;

(4) except for amendments described below under “—No Unitholder Approval” and except in connection with unitholder approval of a merger or consolidation, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law; and

(5) except for amendments described below under “—No Unitholder Approval,” the provisions set forth in clauses (1) through (4) above may only be amended with the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner, without the approval of any limited partner, may amend any provision of our partnership agreement to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the members of the partnership group will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(4) a change that our general partner determines (a) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (b) to be necessary or appropriate to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (ii) facilitate the trading of our units (including the division of any class or classes of outstanding units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed for trading, (c) to be necessary or appropriate in connection with action taken by our general partner pursuant to the provisions of our partnership agreement governing distributions, subdivisions and combinations of partnership securities or (d) is required to effect the intent of the provisions of our partnership agreement or is otherwise contemplated by our partnership agreement;

(5) a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of a change in our fiscal year or taxable year, including, if our general partner shall so determine, a change in the definition of “Quarter” under our partnership agreement and the dates on which distributions are to be made by us;

(6) an amendment that is necessary, in the opinion of counsel, to prevent us, or our general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(7) subject to certain limitations, an amendment that our general partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of partnership securities pursuant to our partnership agreement;

(8) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(9) an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the provisions of our partnership agreement;

(10) an amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or investment by us in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by us of activities permitted by the terms of our partnership agreement;

(11) a merger or conveyance pursuant to which (a) our general partner has received an opinion of counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or any member of the partnership group or cause us or any member of the partnership group to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (b) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of us into another limited liability entity and (c) the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in our partnership agreement; or

(12) any other amendments substantially similar to the foregoing.

Action Relating to the Operating Partnership Agreement

Without the approval of holders of a unit majority, our general partner may not, on our behalf as a limited partner of the Operating Partnership, consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by our partnership agreement, take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would adversely affect our limited partners (including any particular class of partnership interests as compared to any other class of partnership interests) in any material respect.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets or the Operating Partnership’s assets without the approval of a unit majority. The general partner may also sell all or substantially all of our assets or the Operating Partnership’s assets under a foreclosure or other realization upon those encumbrances without the approval of a unit majority.

If certain conditions specified in our partnership agreement are satisfied and without the prior approval of our limited partners, our general partner may convert us or any of our subsidiaries into a limited liability entity, merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity.

Our unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Reimbursement of Our General Partner

Our general partner is not compensated for its services as a general partner or managing member of any member of the partnership group. Our general partner is reimbursed on a monthly basis, or such other basis as our general partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person including affiliates of our general partner to perform services for us or for our general partner in the discharge of its duties to us), and (ii) all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner determines the expenses that are allocable to us.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ notice to our unitholders, and that withdrawal will not constitute a breach of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders.

If our general partner gives a notice of withdrawal, the holders of a unit majority, may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner or managing member, to the extent applicable, of the other members of the partnership group of which our general partner is a general partner or a managing member. If, prior to the effective date of our general partner’s withdrawal, a successor is not selected by our unitholders or we do not receive a withdrawal opinion of counsel regarding limited liability and tax matters, our partnership will be dissolved in accordance with our partnership agreement.

Our general partner may be removed if such removal is approved by our unitholders holding at least 66 2⁄3% of the outstanding units (including units held by our general partner and its affiliates). The right of the holders of outstanding units to remove our general partner may not be exercised unless we have received a withdrawal opinion of counsel regarding limited liability and tax matters. The ownership of more than 33 1⁄3% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal.

We will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner or its affiliates for the benefit of us or the other members of the partnership group.

Dissolution and Liquidation

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

(1) the withdrawal, removal, bankruptcy or dissolution of our general partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by us;

(2) an election to dissolve us by our general partner that is approved by the holders of a unit majority;

(3) the entry of a decree of judicial dissolution of us pursuant to the provisions of the Delaware Act; or

(4) the sale, exchange or other disposition of all or substantially all of the assets and properties of the partnership group.

Upon (a) our dissolution following the withdrawal or removal of our general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) our dissolution upon the bankruptcy or dissolution of our general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute us and continue our business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up our affairs.

Transfer of the General Partner’s General Partner Interest

Our general partner may transfer all or any of its general partner interest without unitholder approval. As a condition to such transfer, (i) the transferee must agree to assume the rights and duties of the general partner under our partnership agreement and to be bound by the provisions of our partnership agreement, (ii) we must receive an opinion of counsel that such transfer would not result in the loss of limited liability of any limited partner or of any limited partner of the Operating Partnership or cause us or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee must also agree to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of our general partner as the general partner or managing member, if any, of each other member of the partnership group.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or any other holder of our incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval. As a condition to such transfer, the transferee must agree to be bound by the provisions of our partnership agreement.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Sunoco Partners LLC as our general partner or otherwise change management. If at any time any person or group (other than our general partner or its affiliates) beneficially owns 20% or more of any outstanding partnership securities of any class then outstanding, all partnership securities owned by such person or group shall not be voted on any matter and shall not be considered to be outstanding when sending notices of a meeting of limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The foregoing limitation does not apply (i) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly from our general partner or its affiliates, (ii) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly or indirectly from a person or group described in clause (i) provided that our general partner has notified such person or group in writing that such limitation will not apply, or (iii) to any person or group who acquired 20% or more of any partnership securities issued by us with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the total limited partner interests of any class then outstanding, our general partner will then have the right, which right it may assign and transfer in whole or in part to us or any affiliate of our general partner, exercisable at its option, to purchase all, but not less than all, of such limited partner interests of such class then outstanding held by persons other than our general partner and its affiliates, at the greater of:

(1) the current market price as of the date three days prior to the date that notice of the election to purchase is mailed; and

(2) the highest price paid by our general partner or any of its affiliates for any such limited partner interest of such class purchased during the 90-day period preceding the date that notice of the election to purchase is mailed.

Meetings; Voting

Except as described above under “—Change of Management Provisions,” unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder.

Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Securities; Preemptive Rights” above. However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Please read “—Change of Management Provisions” above. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instructions of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Holders of common units have very limited voting rights and may vote on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the withdrawal or removal of our general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

Removal of our general partner requires:

•	a 66 2⁄3% vote of all outstanding units; and

•	the election of a successor general partner by the holders of a unit majority.

Status as Limited Partner or Assignee

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to any of our common units owned by an assignee that has not become a substituted limited partner at the written direction of the assignee. Please read “—Meetings; Voting.” Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of our common units and will not receive cash distributions, federal income tax allocations or reports furnished to holders of our common units. Please read “Description of the Common Units—Transfer of Common Units.”

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about its nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about its nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of its units and may not receive distributions in kind upon our liquidation.

Books and Reports

Our general partner is required to keep appropriate books and records with respect to our business at our principal offices. Our books are maintained, for both federal income tax and financial reporting purposes, on an accrual basis. For both federal income tax and financial reporting purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, no later than 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for the fourth quarter of each fiscal year, we will also furnish or make available unaudited financial statements no later than 90 days after the close of each quarter.

We will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect Our Books and Records

Except as described below, each limited partner has the right, for a purpose reasonably related to such limited partner’s interest as a limited partner in our partnership, upon reasonable written demand and at such limited partner’s own expense:

•	to obtain true and full information regarding the status of our business and financial condition;

•	promptly after becoming available, to obtain a copy of our federal, state and local income tax returns for each year;

•	to have furnished to it a current list of the name and last known business, residence or mailing address of each partner;

•	to have furnished to it a copy of our partnership agreement and our certificate of limited partnership and all amendments thereto, together with copies of all powers of attorney pursuant to which our partnership agreement, our certificate of limited partnership and all amendments thereto have been executed;

•	to obtain true and full information regarding the amount of cash and a description and statement of the net agreed value of any other capital contribution by each partner and that each partner has agreed to contribute in the future, and the date on which each became a partner; and

•	to obtain such other information regarding our affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests, could damage the partnership group or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Sunoco Partners LLC as our general partner. We are obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions.

Indemnification

Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Under our partnership agreement, in most circumstances, we will indemnify the following persons (each an “indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an indemnitee:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, fiduciary or trustee of any member of the partnership group, our general partner or any departing partner or any affiliate of any member of the partnership group, our general partner or any departing partner;

•	any person who is or was serving at the request of our general partner or any departing partner or any affiliate of our general partner or any departing partner as an officer, director, member, partner, fiduciary or trustee of another person (provided, that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services); or

•	any person that our general partner designates as an “indemnitee” for purposes of our partnership agreement.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Under our partnership agreement, an indemnitee will not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the indemnitee is seeking indemnification pursuant to our partnership agreement, the indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

In the opinion of the SEC, indemnification provisions that purport to include indemnification for liabilities arising under the Securities Act are contrary to public policy and are, therefore, unenforceable.

DESCRIPTION OF THE DEBT SECURITIES

References in this “Description of the Debt Securities” to “we,” “us” and “our” mean Sunoco Logistics Partners Operations L.P., and references to the “Subsidiary Guarantors” are to any of our subsidiaries that guarantee any of the debt securities. References in this prospectus to an “Indenture” refer to the particular indenture under which we issue a series of debt securities.

The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.

We will issue our senior debt securities under an Indenture, among us, as issuer, Sunoco Logistics Partners, as Guarantor, our subsidiaries party thereto, and U.S. Bank National Association, as successor trustee. The term “Trustee” as used in this prospectus refers to the trustee under a particular Indenture. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). We, the Trustee, the Guarantor and any Subsidiary Guarantors may enter into supplements to the Indenture from time to time. The debt securities will be either senior debt securities or subordinated debt securities of Sunoco Logistics Partners Operations L.P. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

Neither Indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the senior Indenture and form of subordinated Indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities.

General

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be guaranteed by Sunoco Logistics Partners and may be guaranteed by the Subsidiary Guarantors, and when so guaranteed, will be each guarantor’s general obligations; and

•	may be subordinated to our Senior Indebtedness, and any guarantees of Sunoco Logistics Partners and the Subsidiary Guarantors will be subordinated to their Senior Indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

Specific Terms of Each Series of Debt Securities to be Described in the Prospectus Supplement

We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of our general partner’s board of directors, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	whether the debt securities are senior or subordinated debt securities;

•	the currency or currencies in which principal and interest will be paid, if not in U.S. dollars;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional events of default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated Indenture; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement also will describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of any debt securities not in global form or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, debt securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

The Parent Guarantee

Our payment obligations under any series of debt securities will be fully and unconditionally guaranteed by Sunoco Logistics Partners, which will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by Sunoco Logistics Partners L.P.

Sunoco Logistics Partners’ guarantee of any series of the senior debt securities will be Sunoco Logistics Partners’ unsecured and unsubordinated general obligation, and will rank on a parity with all of Sunoco Logistics Partners’ other unsecured and unsubordinated indebtedness. With respect to a series of subordinated debt securities, its guarantee will be subordinated to the senior debt of Sunoco Logistics Partners to substantially the same extent as the series of subordinated debt securities is subordinated to our senior debt. Please read “—Subordination.”

The Subsidiary Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by one or more Subsidiary Guarantors. If a series of debt securities are so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors. If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. Please read “—Subordination.”

Limitations on Guarantees; Releases

The obligations of each of the Guarantor and the Subsidiary Guarantors under its guarantee of the debt securities will be limited to the maximum amount that will not result in its obligations under its guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the guarantor; and

•	any collections from or payments made by or on behalf of any other guarantors in respect of its obligations under its guarantee.

The guarantee of the Guarantor or any Subsidiary Guarantors may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “—Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, the Guarantor or a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:

•	in the case of a Subsidiary Guarantor, automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	in the case of a Subsidiary Guarantor, automatically upon the merger of the Subsidiary Guarantor into us, the Guarantor or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor;

•	in the case of the Guarantor, automatically upon the merger of the Guarantor into us or any Subsidiary Guarantor, or the liquidation or dissolution of the Guarantor; or

•	in the case of the Guarantor or a Subsidiary Guarantor, following delivery of a written notice of the release by us to the Trustee, upon the release of all guarantees by the Guarantor or the Subsidiary Guarantor of any debt of ours for borrowed money or for a guarantee thereof, except for any series of debt securities.

Specific Covenants

The Indenture contains the following covenants for the benefit of the holders of all series of debt securities:

Reports

So long as any debt securities are outstanding, Sunoco Logistics Partners will:

•	for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual report and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;

•	if it is not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act; and

•	if it is required to furnish annual or quarterly reports to its unitholders pursuant to the Exchange Act, file with the Trustee any annual report or other reports sent to unitholders generally.

Consolidation, Merger or Sale

We will not merge, amalgamate or consolidate with or into any other person or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

•	we are the surviving person in the case of a merger, or the surviving person:

•	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

•	expressly assumes, by supplemental indenture in form satisfactory to the Trustee, all the obligations under the Indenture and the debt securities to be performed or observed by us;

•	immediately after giving effect to the transaction or series of transactions, no Default or Event of Default would occur or be continuing;

•	if we are not the surviving person, then each of the Guarantor and any Subsidiary Guarantor, unless it is the person with which we have consummated a transaction under this provision, shall have confirmed that its guarantee of the notes shall continue to apply to the obligations under the debt securities and the Indenture; and

•	we have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the Indenture.

Thereafter, the surviving person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture and the debt securities.

A series of debt securities may contain additional financial and other covenants. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, by declaration, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, by such Subsidiary Guarantor to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, of such Subsidiary Guarantor;

•	the guarantee of the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any of the subsidiary guarantees:

•	ceases to be in full force and effect, except as otherwise provided in the Indenture; or

•	is declared null and void in a judicial proceeding; or

•	the Guarantor or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies

If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and the Guarantor and, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any such Subsidiary Guarantor, of the default and such default is not cured or waived within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default with respect to that series have been cured or waived, other than the nonpayment of principal, premium, if any, or interest on the debt securities of that series that has become due solely by the declaration of acceleration.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due on its debt securities, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of an Event of Default

Within 30 days after the occurrence of any Default (meaning an event that is, or after the notice or passage of time would be, an Event of Default) or Event of Default, we are required to give an officers’ certificate to the Trustee specifying the Default or Event of Default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate indicating that we have complied with all covenants contained in the Indenture or whether any Default or Event of Default has occurred during the previous year.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Default by the later of 90 days after the Default occurs or 30 days after the Trustee knows of the Default. Except in the case of a Default in the payment of principal, premium, if any, or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add any Subsidiary Guarantor with respect to the debt securities;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on any debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us, the Guarantor or any Subsidiary Guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	establish the form or terms of debt securities of any series to be issued under the Indenture.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change in the amendment provisions that require each holder’s consent;

•	make any change in the waiver provisions; or

•	except as provided in the Indenture, release the Guarantor or any Subsidiary Guarantor, or modify the guarantee of the Guarantor or any Subsidiary Guarantor in any manner adverse to the holders.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders becomes effective, we are required to mail to all holders of each series affected by it a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by us, the Guarantor or any Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

•	any past Default or Event of Default under the Indenture;

except that such majority of holders may not waive a default:

•	in the payment of principal, premium, if any, or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate certain specified obligations, including our obligations:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.

If we exercise our legal defeasance option, any guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under:

•	covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

•	the bankruptcy provisions with respect to the Guarantor and any Subsidiary Guarantor; and

•	the guarantee provision described under “—Events of Default, Remedies and Notice—Events of Default” above with respect to a series of debt securities, if applicable, and any Event of Default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to the Guarantor and any Subsidiary Guarantor) or sixth bullet points under “—Events of Default, Remedies and Notice—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as the case may be;

•	comply with certain other conditions, including that no Default has occurred and is continuing after the deposit in trust; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service (the “IRS”) or other change in applicable federal income tax law.

In addition, we may discharge all our obligations under the Indenture with respect to the debt securities of a particular series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the Trustee for cancellation; or

•	all debt securities of that series not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have irrevocably deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of the debt securities of that series, including interest and premium, if any, to the stated maturity or applicable redemption date.

No Personal Liability of General Partner

Sunoco Logistics Partners GP LLC, our general partner, and its directors, officers, employees and members, as such, will not be liable for:

•	any of our obligations or the obligations of the Guarantor or any Subsidiary Guarantors under the debt securities, the Indentures or the guarantees; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Subordination

Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us for the repayment of borrowed money and any guarantee thereof, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities or to other obligations which are pari passu with or subordinated to the debt securities. Subordinated debt securities and the related guarantees will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of the Guarantor and, if applicable, any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of ours or the Guarantor or, if applicable, a Subsidiary Guarantor will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium, if any, or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or the Guarantor’s or, if applicable to any series of outstanding debt securities, a Subsidiary Guarantor’s assets, to creditors:

•	upon a liquidation or dissolution of us or the Guarantor or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to us or the Guarantor or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests in us and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium, if any, or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance or discharge of the subordinated debt securities; or

•	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation, unless, in either case:

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York (“DTC”) will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

References in this “Conflicts of Interest and Fiduciary Responsibilities” to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including ETP and ETE Common Holdings, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to ETP. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As indicated above, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or to our general partner in respect of the incentive distribution rights.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of cash reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read “Cash Distributions” in this prospectus.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the Operating Partnership or its operating subsidiaries, other than as provided in the treasury services agreement between us and an affiliate of ETP, which is the controlling owner of our general partner.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of certain of the officers and employees who provide services to our general partner. Generally, the officers of our general partner spend substantially all of their time managing our business and affairs. However, certain of our general partner’s officers currently devote time to the affairs of affiliates of ETP, which is the controlling owner of our general partner, and such officers are compensated by such ETP affiliates for the services rendered to them.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, may not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are required to be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of these transactions.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

If, at any time, our general partner and its affiliates own more than 80% of our common units then outstanding, our general partner has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner may exercise this right at its option, free of any fiduciary duty or obligation to us or our unitholders. As a result, a unitholder may have its common units purchased from it at an undesirable time or price. For a description of this right, please read “Description of Our Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

Attorneys, independent registered public accountants and others who will perform services for us in the future will be selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may, but are not required to, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. Such conflicts may arise out of extraordinary transactions between us and ETP or its affiliates, such as transfers of material assets or mergers or material amendments to our agreements with ETP and its affiliates. We do not intend to retain separate counsel in most cases.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that the general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner provide to ETP and its affiliates. Except as provided in our partnership agreement and in our omnibus agreement with affiliates of ETP, neither ETP nor its affiliates, other than our general partner, are prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Conflicts of interest may arise between us and ETP, as the controlling owner of our general partner which, due to limited fiduciary responsibilities, may permit ETP and its affiliates to favor their own interests to the detriment of our unitholders.

ETP is the controlling owner of our current approximately 1.7% general partner interest and owns 26.5% of our limited partnership interests. Conflicts of interest may arise, from time to time, between ETP and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates (including ETP) over the interests of our unitholders. These conflicts may include, among others, the following situations:

•	ETP and its affiliates may engage in competition with us. Neither our partnership agreement nor any other agreement requires ETP to pursue a business strategy that favors us or utilizes our assets, and our general partner may consider the interests of parties other than us, such as ETP, in resolving conflicts of interest;

•	under our partnership agreement, our general partner’s fiduciary duties are restricted, and our unitholders have only limited remedies available in the event of conduct constituting a potential breach of fiduciary duty by our general partner;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash available for distribution to our unitholders and the amount received by our general partner in respect of its incentive distribution rights;

•	our general partner determines which costs incurred by ETP and its affiliates are reimbursable by us; and

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for services rendered, or from entering into additional contractual arrangements with any of these entities on our behalf, so long as the terms of any additional contractual arrangements are fair and reasonable to us; and our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates.

Fiduciary Responsibilities

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or otherwise modify the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. These modifications, among other things, restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders under Delaware law

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective common unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective common unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P., our operating partnership.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each common unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that common unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We will rely on the opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if no cash distributions are made to the common unitholder. Distributions by us to a common unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a common unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that approximately 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and each of our non-corporate subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributing that stock to our common unitholders in liquidation of their units. This deemed contribution and liquidation generally will not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, the Obama administration’s budget proposal for fiscal year 2016 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration’s proposal or other similar proposals could eliminate the qualifying income exception to the treatment of all publicly-traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our common unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a common unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Sunoco Logistics Partners L.P. will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

For a discussion related to the risks of losing partner status as a result of short sales, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Common unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our common unitholders, we will not pay any federal income tax. Rather, each common unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a common unitholder even if that unitholder has not received a cash distribution.

Treatment of Distributions. Distributions made by us to a common unitholder generally will not be taxable to the common unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the common unitholder’s tax basis in its units, in which case the common unitholder will recognize gain taxable in the manner described below under “—Disposition of Common Units.”

Any reduction in a common unitholder’s share of our nonrecourse liabilities will be treated as a distribution by us of cash to that common unitholder. A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease the common unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a common unitholder’s share of our nonrecourse liabilities generally will be based upon that common unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the common unitholder’s share of our profits. Please read “—Disposition of Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a common unitholder to recognize ordinary income, if the distribution reduces the common unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the common unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the common unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the common unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Basis of Common Units. A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our liabilities. That basis generally will be (i) increased by the common unitholder’s share of our income and any increases in such unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner, including our general partner, bears the economic risk of loss), and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Limitations on Deductibility of Losses. A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the common unitholder’s tax basis in its units and (ii) in the case of a common unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a common unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend or interest income we derive or from our investments or investments in other publicly-traded partnerships or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

(a)	interest on indebtedness properly allocable to property held for investment;

(b)	our interest expense attributed to portfolio income; and

(c)	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the common unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our common unitholders the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

(a)	his relative contributions to us;

(b)	the interests of all the partners in profits and losses;

(c)	the interest of all the partners in cash flow; and

(d)	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will have substantial economic effect.

Treatment of Securities Loans. A common unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such common unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (ii) any cash distributions received by the common unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a common unitholder that enters into a securities loan with respect to its units. Common unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates. Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a common unitholder’s allocable share of our income and gain realized by a common unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the common unitholder’s net investment income from all investments and (ii) the amount by which the common unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election. We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchased units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a common unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all common unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code, such as our storage assets, may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of common unitholders purchasing units from us and common unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Disposition of Common Units—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a common unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a common unitholder’s basis in its units, and may cause the common unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any common unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders could change, and common unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. A common unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the common unitholder’s amount realized and tax basis for the units sold. A common unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a common unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a common unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling common unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A common unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A common unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). Nevertheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the common unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee common unitholders. Nonetheless, the safe harbor in the proposed regulations differs slightly from the proration method we have adopted because the safe harbor would allocate tax items among the months based upon the relative number of days in each month, and could require certain tax items which our general partner may not consider extraordinary to be allocated to the month in which such items actually occur. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor common unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between transferee and transferor common unitholders, as well as among common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A common unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements. A unitholder who sells or purchases any units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such common unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units. Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

If necessary to preserve the uniformity of our units, our partnership agreement permits our general partner to take positions in filing our tax returns even when contrary to a literal application of regulations like the one described above. These positions may include reducing for some common unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some common unitholders than that to which they would otherwise be entitled. The general partner does not anticipate needing to take such positions, but if they were necessary, Vinson & Elkins L.L.P. would be unable to opine as to validity of such filing positions in the absence of direct and controlling authority.

A common unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the common unitholder’s basis in its units, and may cause the common unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our common units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Non-U.S. Unitholders will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the U.S. within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a common unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a Non-U.S. Unitholder generally will be subject to federal income tax upon the sale or disposition of a common unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to federal income tax on gain from the sale or disposition of their common units.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each common unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction. We cannot assure our common unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we, nor Vinson & Elkins L.L.P. can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the units. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a common unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner has made and will make elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate in that action.

A common unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	a statement regarding whether the beneficial owner is:

1.	a non-U.S. person;

2.	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the common unitholder is a resident. We currently conduct business or own property in many states in the United States. Most of these states impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in other states in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

A unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, though such unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction’s filing and payment requirement. Further, a common unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such unitholder. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a common unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular common unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident common unitholder from the obligation to file an income tax return.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns that may be required of the common unitholder.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of any series of debt securities that we may offer hereunder will be set forth in the prospectus supplement relating to the offering of such debt securities.

SELLING UNITHOLDERS

We are registering for resale an indeterminate number of our common units held by certain of our unitholders to be named in a prospectus supplement.

The prospectus supplement for any offering of our common units by a selling unitholder hereunder will include, among other things, the following information:

•	the name of the each selling unitholder;

•	the nature of any position, office or other material relationship which each selling unitholder has had within the last three years with us or any of our affiliates;

•	the number of common units held by each selling unitholder prior to the offering;

•	the number of common units to be offered for each selling unitholder’s account; and

•	the number and (if one percent or more) the percentage of common units held by each of the selling unitholders after the offering.

INVESTMENT IN THE COMMON UNITS OR DEBT SECURITIES BY EMPLOYEE BENEFIT  PLANS

The following is a summary of certain considerations associated with an investment in the common units and/or debt securities by an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of the Code or ERISA, which we refer to collectively as “Similar Laws.” As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or individual retirement accounts or other arrangements established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entities.

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an employee benefit plan that is subject to Title I of ERISA or Section 4975 of the Code, which we refer to as an “ERISA Plan,” and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the common units or debt securities with any portion of the assets of an employee benefit plan, a fiduciary of the employee benefit plan should consider, among other things, whether the investment is in accordance with the documents and instruments governing the employee benefit plan and the applicable provisions of ERISA, the Code or any applicable Similar Law relating to the fiduciary’s duties to the employee benefit plan, including, without limitation: (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws; (b) whether in making such investment, such plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws; (c) whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws; (d) whether the investment will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please read the discussion under “—Prohibited Transaction Issues” below); (e) whether in making such an investment in the common units, the employee benefit plan will be considered to hold, as plan assets, (i) only the investment in the common units or (ii) an undivided interest in our underlying assets (please read the discussion under “—Plan Asset Issues” below); and (f) whether such investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return (please read the discussion under “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and certain individual retirement accounts that are not considered part of an employee benefit plan, from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under Section 406 ERISA or “disqualified persons” under Section 4975 of the Code with respect to the plan or individual retirement account, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar prohibitions under other applicable Similar Laws.

The acquisition and/or holding of debt securities by an ERISA Plan with respect to which we, a guarantor or any of the initial purchasers, or certain of our or their affiliates, are considered a party in interest or a disqualified person, may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the debt securities are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to provide exemptive relief for direct or indirect prohibited transactions resulting from the acquisition, holding and/or disposition (to the extent relevant) of the debt securities. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting transactions involving insurance company pooled separate accounts, PTCE 91-38 respecting transactions involving bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provide statutory exemptions for prohibited transactions between an ERISA Plan and a person or entity that is a party in interest to such ERISA Plan, provided that (i) neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction, and (ii) the ERISA Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. Each of these statutory exemptions and PTCEs contain conditions and limitations on their application. Thus, the fiduciaries of an employee benefit plan that is considering acquiring and/or holding the debt securities in reliance on any of these, or any other, PTCEs should carefully review the PTCE and consult with their counsel to confirm that it is applicable. There can be no, and we do not provide any, assurance that any of these exemptions or any other exemption will be available with respect to the acquisition of the debt securities, or that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the common units and/or the debt securities may not be purchased or held (or converted to equity securities, in the case of any convertible debt) by any person investing “plan assets” of any employee benefit plan, unless such purchase and holding (or conversion, if any) will not constitute a non-exempt prohibited transaction under ERISA or the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by purchase or acceptance of the common units and/or the debt securities, or any interest therein, each purchaser and subsequent transferee of the common units or debt securities will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the common units or debt securities constitutes assets of any employee benefit plan or (ii) the purchase and holding (and any conversion, if applicable) of the common units or debt securities by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

Plan Asset Issues

In addition to considering whether the purchase of the common units or the debt securities is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the common units or the debt securities, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws. In addition, if our assets are deemed to be “plan assets” under ERISA, this would result, among other things, in (a) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (b) the possibility that certain transaction in which we seek to engage could constitute “prohibited transaction” under the Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations, as modified by Section 3(42) of ERISA, provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. These regulations generally provide that when an ERISA Plan acquires an equity interest in certain entities, the ERISA Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity (“plan assets”) unless an exception applies. An entity’s underlying assets will not be considered to be “plan assets” of an employee benefit plan which purchases an interest therein if, among other things:

(a) the equity interests acquired by employee benefit plans are “publicly offered securities”—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the Department of Labor regulations), and are either registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(b) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors (as defined in Section 3(42) of ERISA), which is defined to mean that immediately after the most recent acquisition by a plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest, disregarding certain interests held by our general partner, its affiliates, and certain other persons who have discretionary authority or control with respect to the assets of the entity or provide investment advice for a fee with respect to such assets) is held by the employee benefit plans that are subject to part 4 of Title I of ERISA (which excludes governmental plans and non-electing church plans) and/or Section 4975 of the Code, individual retirement accounts and certain other employee benefit plans not subject to ERISA (such as electing church plans).

With respect to an investment in the common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c) above (although we do not monitor the level of investment by benefit plan investors as required for compliance with (c)). With respect to an investment in the debt securities, our assets should not be considered “plan assets” under these regulations because such securities are not equity securities and, even if they are issued with a feature that allows their conversion into equity securities, it is expected that the securities into which they will be convertible will satisfy the requirements in (a) above and may satisfy the requirements in (b) above.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries and other persons contemplating a purchase of the common units and/or the debt securities should consult with their own counsel regarding the potential applicability of and consequences under ERISA, the Code and other Similar Laws in light of the complexity of these rules and the serious penalties imposed on persons who engage in non-exempt prohibited transactions or other violations.

Investors in the common units and the debt securities have exclusive responsibility for ensuring that their purchase of the common units and/or the debt securities does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any common units and/or debt securities by or to any employee benefit plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such employee benefit plans generally or any particular employee benefit plan, or that such an investment is appropriate for such employee benefit plans generally or any particular employee benefit plan.

PLAN OF DISTRIBUTION

We or selling unitholders will sell the securities being offered hereby through underwriters on a firm commitment basis.

The prospectus supplement with respect to any offering of securities will set forth the terms of the offering, including: (i) the name or names of any underwriters; (ii) the purchase price of the securities and the proceeds to us and, if applicable, any selling unitholder from the sale; (iii) any underwriting discounts and commissions and other items constituting underwriters’ compensation; and (iv) any delayed delivery arrangements.

We and, if applicable, the selling unitholders will enter into an underwriting agreement with the underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We and, if applicable, the selling unitholders may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., New York, NY. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated statements of comprehensive income, equity, and cash flows of Sunoco Logistics Partners L.P. for the period from October 5, 2012 to December 31, 2012 (successor) and the period from January 1, 2012 to October 4, 2012 (predecessor) appearing in Sunoco Logistics Partners L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

$1,000,000,000

Sunoco Logistics Partners Operations L.P.

$600,000,000 4.40% Senior Notes due 2021

$400,000,000 5.95% Senior Notes due 2025

Guaranteed By

Sunoco Logistics Partners L.P.

PROSPECTUS SUPPLEMENT

November 12, 2015

Joint Book-Running Managers

US Bancorp

MUFG

Mizuho Securities

BBVA

PNC Capital Markets LLC

SunTrust Robinson Humphrey

TD Securities

BNP PARIBAS

DNB Markets

Scotiabank

SMBC Nikko

Co-Managers

Comerica Securities

RBS